Filed pursuant to Rule 424(b)(3)
Registration No. 333-179245

PROSPECTUS

Empire Resources, Inc.

3,100,384 Shares of Common Stock Underlying 10% Convertible Senior Subordinated Notes Due June 1, 2016
_________________

This prospectus relates to the resale of up to 3,100,384 shares of our common stock to be offered by the selling stockholders upon the conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 with an aggregate face value of $12,000,000, at a conversion price adjusted to give effect to anticipated quarterly dividend payments through June 1, 2016.  The 10% Convertible Senior Subordinated Notes Due June 1, 2016 were issued pursuant to a Convertible Notes Purchase Agreement we entered into on June 3, 2011 with selected accredited investors.

The selling stockholders may sell shares of common stock from time to time in the principal market on which our common stock is traded at the prevailing market price or in privately negotiated transactions. See “Plan of Distribution,” which begins on page 37.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.  All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is quoted on the OTCQX under the symbol “ERSO.PK” On April 20, 2012, the last reported sale price of our common stock as reported on the OTCQX was $2.81 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus before making a decision to purchase our stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2012

You should rely only on the information contained in this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus.  It may not contain all the information that may be important to you.  You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes included elsewhere in this prospectus or any accompanying prospectus supplement before making an investment decision.  In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us” and the “Company” refer to Empire Resources, Inc. and its consolidated subsidiaries.

Overview

We are principally engaged in the purchase, sale and distribution of semi-finished aluminum and steel products to a diverse customer base located throughout the Americas, Europe, Australia and New Zealand. We sell our products through our own marketing and sales personnel as well as through independent sales agents who are located in North America and Europe and who receive commissions on sales. We purchase products from suppliers located throughout the world. Our two largest suppliers furnished approximately 47% of our products during 2011 as compared to 39% of our products during 2010.  While in general we place orders with our suppliers based upon orders that we have received from our customers, we also purchase material for our own stock, which we typically use for shorter term deliveries to our customers.

Our principal executive offices are located at One Parker Plaza, Fort Lee, New Jersey 07024. Our telephone number is (201) 944-2200. Our website address is http://www.empireresources.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders:
Up to 3,100,384 shares of our common stock to be offered by the selling stockholders upon the conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 with an aggregate face value of $12,000,000. (1)

Common stock outstanding prior to the offering:	9,198,125

Common stock outstanding after this offering:	12,298,509 (2)

Use of proceeds:	We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

Offering price:	All or part of the shares of common stock offered hereby may be sold from time to time in amounts and on terms to be determined by the selling stockholders at the time of sale.

OTCQX symbol:	ERSO.PK

Risk factors:
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 3 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)
The maximum number of shares of common stock that may be offered by the selling stockholders is based upon a conversion price adjusted to give effect to anticipated quarterly dividend payments through June 1, 2016.  In making this estimate, we have assumed quarterly dividend payments of $0.025 per share, which we have paid since March 2009.  However, our board of directors reviews our dividend policy on a quarterly basis and makes a determination with respect to a dividend distribution, subject to profitability, free cash flow and the other requirements of the business. There can be no assurance that dividends will continue to be paid in the current amount, or at all.

(2)
The number of shares of common stock outstanding after the offering is based upon 9,198,125 shares outstanding as of April 20, 2012 and assumes the conversion of all 10% Convertible Senior Subordinated Notes Due June 1, 2016 with respect to those shares being registered for resale pursuant to the registration statement of which this prospectus forms a part, at a conversion price adjusted to give effect to anticipated quarterly dividend payments through June 1, 2016.

The number of shares of common stock outstanding after this offering excludes:

•	416,000 shares of common stock issuable upon the exercise of currently outstanding options at a weighted average exercise price of $1.53 per share; and

•	409,000 shares of common stock available for future issuance under our 2006 Stock Option Plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus or any accompanying prospectus supplement before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial conditions and operating results may be materially and adversely affected. In that event, the trading price of our common stock may decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are highly dependent on a few suppliers.

Our two largest suppliers in 2011 were PT. Alumindo Light Metal Industry and Hulamin Ltd., from whom we purchased approximately 47% of our products.  Our two largest suppliers in 2010 were PT. Alumindo Light Metal Industry and Elval Hellenic Aluminium Industry S. A., from whom we purchased approximately 39% of our products.  Accordingly, the termination or limitation by one or more of our largest suppliers of their relationships with us could limit our ability to fulfill customer orders or cause us to purchase products at a loss, which could have a material adverse effect on our business and results of operations. In addition, our loss of any one of our other suppliers (or material default by any supplier in its obligations to us) for any reason, including but not limited to bankruptcy, financial difficulties, expropriation, social unrest, destruction, sabotage, strikes, acquisition by a person or entity unwilling to provide products to us, or for any other reason, could limit our ability to fulfill customer orders or cause us to purchase products at a loss, which could have a material adverse effect on our business.

An interruption in the sources of our metal supply could have a material adverse effect on our results of operations.

We rely on our suppliers to fulfill contractual obligations.  The failure of any one of our suppliers to fulfill their obligations to us may expose us to serious losses by requiring us to purchase material at a loss in the open market and/or absorb losses for hedges applied to the defaulting supplier’s transaction.  Our primary suppliers could curtail or discontinue their delivery of metals to us in the quantities we need with little or no notice.  If our suppliers experience production problems, lack of capacity or transportation disruptions, we may be unable to obtain sufficient amounts of metal on a timely basis, or we may not be able to obtain metal from alternate sources at competitive prices to meet our delivery schedules.

In addition, in recent years, the metal producing supply base has experienced significant consolidation, with a few domestic producers accounting for a majority of the domestic metal market.  The number of available suppliers could be reduced in the future by factors such as further industry consolidation or bankruptcies affecting metal suppliers. Although we have in the past successfully replaced suppliers lost as a result of industry consolidations, there can be no assurance that we would be able to replace the volume of production or the type of products supplied by any of our current vendors if they were acquired or their operations terminated or were interrupted.

The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are highly dependent on a few significant customers.

Our sales are highly concentrated among a few customers. During the years ended December 31, 2011 and 2010, 45% and 44%, respectively, of our revenues were derived from sales to ten customers. Two major customers, Ryerson Inc. and Samuel Son & Co., Ltd., accounted for approximately 24% and 21% of our consolidated net sales for the years ended December 31, 2011 and 2010, respectively. Over the last several years, there have been consolidations in the industries we serve that may increase our sales concentration and the related risks. Any material reduction in sales to any of these customers could have a material adverse effect on our business. Our sales contracts tend to be short term in nature. We typically sell our products on monthly or quarterly customer commitments.  As a result, the relationship, as well as particular orders, can generally be terminated with relatively little advance notice. The loss of any one of our major customers or decrease in demand by those customers or credit constraints placed on them could have a material adverse effect on our business, financial condition and results of operations.

The counterparties to our commodity derivative instruments may not be able to perform their obligations to us, which could materially affect our cash flows and results of operations.

In order to minimize risk associated with fluctuations in commodity prices and foreign currency, we use derivative instruments to hedge metal pricing and foreign currency risk as we deem appropriate for a majority of our purchase and sales contracts. We are exposed to the risk of a counterparty default in fulfilling these derivative instruments. Should there be a counterparty default, we could be exposed to losses on the original derivative instrument or be unable to recover anticipated gains from the transactions, which could result in decreased gross margins, profitability and/or outright losses.

In particular, on October 31, 2011 MF Global UK Limited, one of our London Metal Exchange clearing brokers, went into special administration under The Investment Bank Special Administration Regulations 2011 in the UK.  On October 31, 2011 we had no cash balances with MF Global UK Limited. The majority of the positions cleared through MF Global UK Limited were transferred to another London Metal Exchange broker. There were some unsettled contracts that were not transferred at that time.  For the contracts not transferred, the Company has a claim of approximately $800,000 against MF Global UK Limited, representing the fair value of the contracts on October 31, 2011. Of such amount, unsettled contracts valued at $536,000, which hedged inventory which was sold prior to December 31, 2011, has been written off to cost of goods sold based on the uncertainty of recoverability from October 31, 2011.  An active market is developing in the trade of these claims and the Company is in discussions to explore the sale of its claim against MF Global UK Limited.

Although we expect to finance our future and in-process growth initiatives through borrowings under our credit facility, we may have to find additional sources of funding, which could be difficult. Additionally, increased leverage could adversely impact our business and results of operations.

We expect to finance our future and in-process growth initiatives through borrowings under our $200 million secured, asset-based credit facility, which matures on June 30, 2014. However, our credit facility may not be sufficient or available to finance our growth initiatives, and we may have to find additional sources of financing. It may be difficult for us in the future to obtain the necessary funds and liquidity to run and expand our business.

Additionally, if we incur substantial additional debt, including under our credit facility, to finance future growth, our leverage could increase as could the risks associated with such leverage. A high degree of leverage could have important consequences to us. For example, it could:

•	increase our vulnerability to adverse economic and industry conditions;

•
require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures, dividends and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that are less leveraged; and

•	limit our flexibility in planning for, or reacting to, changes in our business.

We may not be able to generate sufficient cash flow to meet our existing debt service obligations.

Our annual debt service obligations until June 30, 2014, when our senior credit facility is scheduled to mature, will be primarily limited to interest and principal payments on our 10% Convertible Senior Subordinated Notes Due June 1, 2016, with an aggregate principal amount of $12 million, and borrowings under our $200 million credit facility with outstanding borrowings of $146 million as of December 31, 2011. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.  If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may be required to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We may not be able to consummate any such transaction at all or on a timely basis or on terms, and for proceeds, that are acceptable to us, and these transactions may not be permitted under the terms of our various debt instruments then in effect.  Our inability to generate sufficient cash flow to satisfy our debt obligations or to timely refinance our obligations on acceptable terms could adversely affect our ability to serve our customers and could cause us to reduce or discontinue our planned operations.

We service industries that are highly cyclical, and any downturn in our customers’ demand could reduce our sales, margins and profitability.

Many of our products are sold to customers in industries that experience significant fluctuations in demand based on economic conditions, energy prices, consumer demand, availability of adequate credit and financing, customer inventory levels, changes in governmental policies (including those that would limit or reduce defense spending) and other factors beyond our control. When one or more of our customers’ industries experiences a decline, we may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries.

We are vulnerable to interest rate fluctuations on our indebtedness, which could hurt our operating results.

We are exposed to various interest rate risks as a result of our indebtedness under our credit facility. Market risk arises from changes in variable interest rates of our borrowings, which are primarily short-term LIBOR or money market based loans, which are subject to change. If interest rates significantly increase, we could be unable to service our debt which could have a material adverse effect on our operating results.

We are dependent on our executive officers and key employees.

We are highly dependent on the management and leadership skills of our executive officers and other key employees, including Nathan Kahn, our chief executive officer, president and a director, Sandra Kahn, our vice president, chief financial officer and a director, and Harvey Wrubel, our vice president of sales/director of marketing and a director.  There can be no assurance that these individuals will continue to provide services to us.  The loss of any of our executive officers or other key employees or the failure to attract and retain additional qualified personnel could prevent us from implementing our business strategy and continuing to grow our business at a rate necessary to maintain future profitability.

Failure of the supplier to honor the terms of our supply and pre-payment advance agreements could have a material adverse effect on us.

We are a party to a supply agreement and a pre-payment advance agreement with one of our largest suppliers, which provide for the sale to us of certain aluminum products and our advance of $10 million to finance the expansion of the supplier’s production capacity.  We are exposed to the risk of failure of our supplier to honor its obligations under these agreements.  The supplier’s failure to provide the supply of materials as contemplated could negatively impact our results of operations.  The supplier’s failure to repay any or all of the advance could result in a material loss to us.

Many of our suppliers and customers are located in international markets, which expose us to a number of risks.

We generally purchase metal products from foreign suppliers, and our customers are principally located throughout the Americas, Australia, New Zealand and Europe.  Thus, our operations could be materially and adversely affected by changes in economic, political and social conditions in the countries where we currently purchase or sell or may in the future purchase or sell such products, including the potential for adverse change in the local political or social climate or in government policies, laws and regulations, restrictions on imports and exports or sources of supply, and change in duties and taxes.

In addition, an act of war or terrorism or major pandemic event could disrupt international shipping schedules, cause additional delays in importing our products into the U.S. or increase the costs required to do so. Acts of crime or violence in these international markets could also adversely affect our operating results. Fluctuations in the value of the U.S. dollar versus foreign currencies could reduce the value of these assets as reported in our financial statements, which could reduce our stockholders’ equity. Our failure to adequately anticipate and respond to these risks and the other risks inherent in international operations could have a material adverse effect on our operating results.

Our future operating results could be impacted by the volatility of the prices of metals, which could cause our results to be adversely affected.

The metal industry is highly cyclical and pricing can be volatile. The prices we pay for metals and the prices we charge our customers may fluctuate depending on many factors, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions and currency fluctuations. We rely on long-term relationships with our suppliers but generally have no long-term, fixed-price purchase contracts. Instead we purchase at prevailing market prices at the time orders are placed, typically with discounts for quantity purchases. To the extent metals prices decline, we would generally expect lower sales and possibly lower net income, depending on the timing of the price changes and the ability to pass price changes on to our customers. To the extent we are not able to pass on to our customers any increases in our raw materials prices, our operating results may be adversely affected. In addition, because we maintain substantial inventories of metals in order to meet short lead-times and the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profitability or, in some cases, losses, either of which could adversely impact our ability to remain in compliance with certain financial covenants in our loan facilities, as well as result in us incurring impairment charges.

If suppliers fail to provide products of sufficient quality, customer relationships and prices could be negatively affected.

Our relationships with our customers depend, in part, on our ability to deliver products of the quality specified by those customers. We rely on certifications from our suppliers that attest to the quality of the metals received from those suppliers for resale and generally, consistent with industry practice, do not undertake independent testing of such metals.  In the event that metal purchased from suppliers is deemed defective material or deemed to not meet quality specifications as set forth in the certifications or customer specifications, we may be forced to buy products of the specified quality from another source to fulfill the customer’s order.  While we would then be left with a claim against the supplier for any loss sustained by us, we may not be able to bring these claims successfully, particularly in foreign jurisdictions.  In addition, we could suffer damage to our reputation that may arise from sub-standard products and possible losses of customers.

We are exposed to credit risk from our customers.

We do not require collateral for customer receivables. We have significant balances owing from customers that operate in cyclical industries and under leveraged conditions, which may impair our collection of these receivables. We carry credit insurance with a 10% deductible covering the majority of our customers, and we have set specific limits on each customer’s receivables. However, we sometimes elect to exceed these specific credit limits, and in selected instances the co-pay may be increased.  Our failure to collect a significant portion of the amount due on our receivables directly from customers or through insurance claims (or other material default by customers) could have a material adverse effect on our financial condition and results of operations.

We are subject to the risk of default by our customers.

We rely on our customers to fulfill contractual obligations. The failure of our customers to do so may expose us to serious losses and may force us to sell material at a loss in the open market and/or absorb losses for metal hedges applied to the defaulting customer’s transaction.  A default by a single customer or multiple customers could have a material adverse effect on our financial condition and results of operations.

We could be held liable for any product failures related to the products we manufactured at our extrusion facility.

As a result of the production that took place at our extrusion facility prior to September 2009, when we ceased production at the facility, we may be exposed to potentially serious risks such as product failure following distribution in the market.  While we are not aware of any defects in our aluminum extrusion products, defects in the products that we manufactured may result in serious and potentially fatal accidents which may in turn result in substantial losses to us.

Significant changes to international trade regulations could adversely affect our results of operations.

During 2011 and 2010, approximately 54% and 42%, respectively, of our purchases of aluminum products were from countries that were considered developing countries whose exports were eligible for preferential tariff treatment for import into the U.S. under the generalized system of preferences or duty free. There can be no assurance that any of our suppliers will continue to be eligible for such preferential tariff treatment or that the generalized system of preference will be renewed after its expiration on June 30, 2013.  If the preferential tariff treatment of any of our suppliers that are currently eligible for such treatment becomes unavailable, then imports from such supplier may be subjected to a tariff, instead of the duty-free treatment those imports now enjoy. To the extent these increased costs could not be passed on to our customers, our profit margins could be negatively affected. This could result in higher costs to us and have a material adverse effect on our business, financial condition and results of operations.

Antidumping and other duties could be imposed on us, our suppliers and our products.

The imposition of an antidumping or other increased duty on any products that we import could have a material adverse effect on our financial condition. For example, under U.S. law, an antidumping duty may be imposed on any imports if two conditions are met. First, the Department of Commerce must decide that the imports are being sold in the U.S. at less than fair value. Second, the International Trade Commission must determine that the U.S. industry is materially injured or threatened with material injury by reason of the imports. The International Trade Commission’s determination of injury involves a two-prong inquiry: first, whether the industry is materially injured, and second, whether the dumping, not other factors, caused the injury.  The International Trade Commission is required to analyze the volume of imports, the effect of imports on U.S. prices for like merchandise, and the effects the imports have on U.S. producers of like products, taking into account many factors, including lost sales, market share, profits, productivity, return on investment, and utilization of production capacity.

General global economic, credit and capital market conditions have had and could continue to have an adverse impact on our business, operating results and financial condition.

We are susceptible to macroeconomic downturns in the U.S. and abroad which have had, and in the future may continue to have, an adverse effect on demand for our products and consequently our operating results, financial condition and cash flows. Future negative economic conditions, as well as a slow recovery period from the current economic downturn, could lead to reduced demand for our products, increased price competition, reduced gross margins, increased risk of obsolete inventories and higher operating costs as a percentage of revenue.

Disruption of the capital and credit markets may negatively impact our business, including our ability to access additional financing at a time when we would like, or need, to access those markets to run or expand our business. These events may also make it more costly for us to raise capital through the issuance of our equity securities and could reduce our net income by increasing our interest expense and other costs of capital. The diminished availability of credit and other capital could also affect the industries we serve and could result in reduction in sales volumes and increased credit and collection risks.

Our industry is highly competitive, which may force us to lower our prices and may have an adverse effect on our operating results.

The principal markets that we serve are highly competitive.  Competition is based principally on price, service, quality, processing capabilities, inventory availability and timely delivery.  Many of our competitors are significantly larger than us, and many have captive sources of supply and significantly greater access to capital and other resources. Increased competition could lower our margins or reduce our market share and have a material adverse effect on our financial performance. Additionally, if our sources of supply were interrupted, our competitors could be in a position to capture our customers.

Increases in energy prices would increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices.

If our energy costs increase disproportionately to our revenues, our earnings could be reduced. We use energy to process and transport our products. Our operating costs increase if energy costs, including electricity, diesel fuel and natural gas, rise. During periods of higher energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we generally do not hedge our exposure to higher energy prices. Increases in energy prices will increase our operating costs and may reduce our profitability if we are unable to pass all of the increases on to our customers.

Rising freight rate costs and lack of adequate cargo space may affect our operations.

Substantially all of the products we distribute require transportation, either via ocean vessels, rail or trucks. Increasing freight rates may materially adversely affect our profit margin and lack of cargo space may affect our ability to deliver products in a timely manner.

 The failure of our key computer-based systems could have a material adverse effect on our business.

We currently maintain computer-based systems in the operation of our business and we depend on these systems to a significant degree for all areas of business operations. These systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado, and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data or security breaches and computer viruses. The destruction or failure of any one of our computer-based systems for any significant period of time could materially adversely affect our business, financial condition, results of operations and cash flows.

 We may face risks associated with current or future litigation and claims.

Although we do not believe that we currently face any material litigation or claims, there can be no guarantee that we will not, in the future, be involved in one or more lawsuits, claims or other proceedings. These suits could concern issues including contract disputes, employment actions, employee benefits, taxes, environmental, health and safety, personal injury and product liability matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on any claims made against us in any such lawsuit. While it is not feasible to predict the outcome of any pending lawsuits and claims, we do not believe that the disposition of any such pending matters is likely to have an adverse effect on our financial condition or liquidity, although the resolution in any reporting period of one of more of these matters could have an adverse effect on our operating results for that period. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have an adverse effect on our financial condition, liquidity or operating results.

Risks Related to this Offering and our Common Stock

The interests of our controlling stockholders may not coincide with yours and such controlling stockholder may make decisions with which you may disagree.

As of April 20, 2012, Nathan Kahn, our chief executive officer, president and a director, and Sandra Kahn, our vice president, chief financial officer and a director, beneficially owned approximately 42.3% of our outstanding common stock (40.2% excluding the 10% Convertible Senior Subordinated Notes Due June 1, 2016, which only have voting rights once they are converted to common stock) and Harvey Wrubel, our vice president of sales/director of marketing and a director, beneficially owns approximately 5.8% (4.7% excluding the 10% Convertible Senior Subordinated Notes Due June 1, 2016). In addition, through ownership of our 10% Convertible Senior Subordinated Notes Due June 1, 2016, Leon G. Cooperman and his affiliates beneficially own (i.e., have the right acquire) 16.2% of our outstanding common stock.  As a result, our controlling stockholders control substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some future transactions more difficult or impossible without the support of our controlling stockholders. The interests of our controlling stockholders may not coincide with our interests or the interests of other stockholders.

Our common stock may be affected by limited trading volume and price fluctuations, each of which could adversely impact the value of our common stock.

There is relatively limited trading in our common stock and there can be no assurance that an active trading market in our common stock will either develop or be maintained. In addition, our common stock currently trades on the OTCQX, which generally lacks the liquidity, research coverage and institutional investor following of a national stock exchange like the NYSE Amex Equities, the New York Stock Exchange or the Nasdaq Stock Market. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time.

Our stock price may be volatile, which could result in substantial losses for investors.

The market price of our common stock is highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	additions or departures of key personnel;

•	sales of our common stock, including management shares;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	industry developments; and

•	general domestic or international economic, market and political conditions.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. When this offering is completed, we will have a total of 12,298,509 shares of common stock outstanding. The up to 3,100,384 shares that may be offered by this prospectus will be freely tradeable unless they are purchased by our “affiliates,” as defined in Rule 144 under the Securities Act of 1933, as amended. All of our currently outstanding shares of common stock are freely tradeable unless they are purchased by our “affiliates,” as defined in Rule 144 under the Securities Act of 1933, as amended.

In addition, 416,000 shares are issuable upon exercise of options. If any options are exercised, the shares issued upon exercise will also be restricted, but may be sold under Rule 144 after the applicable holding period has been satisfied. Sales under Rule 144 may be subject to volume limitations and other conditions.

In addition to the possibility that actual sales of significant amounts of our common stock in the public market could harm our common stock price, the fact that our stockholders have the ability to make such sales could create a circumstance commonly referred to as an “overhang,” in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, could also make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Although we have paid dividends in prior periods, there can be no assurance that we will pay dividends in the future. As a result, any return on investment may be limited to the value of our common stock.

Although we have paid dividends in prior periods, there can be no assurance that we will pay dividends in the future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have research coverage by securities and industry analysts and you should not invest in our common stock in anticipation that we will obtain such coverage. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We will incur increased costs as a result of being a public reporting company.

We will face increased legal, accounting, administrative and other costs and expenses as a public reporting company that we do not currently incur. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board impose additional reporting and other obligations on public reporting companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our Securities and Exchange Commission reporting requirements. For example, under Section 404 of the Sarbanes-Oxley Act, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. It also could become more difficult and expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities significantly. These increased costs will require us to divert money that we could otherwise use to expand our business and achieve our strategic objectives.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Important factors that could cause such differences include, but are not limited to:

•	loss or default of one or more suppliers;

•	loss or default of one or more significant customers;

•	default by the counterparties to our derivative financial instruments;

•	changes in general, national or regional economic conditions;

•	an act of war or terrorism that disrupts international shipping;

•	changes in laws, regulations and tariffs;

•	the imposition of anti-dumping duties on the products we import;

•	changes in the size and nature of our competition;

•	changes in interest rates, foreign currencies or spot prices of aluminum;

•	loss of one or more key executives;

•	increased credit risk from customers;

•	our failure to grow internally or by acquisition; and

•	failure to improve operating margins and efficiencies.

You should review carefully the section entitled “Risk Factors” beginning on page 3 of this prospectus for a discussion of these and other risks that relate to our business and investing in shares of our common stock.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the accounts of the selling stockholders and we will not receive any proceeds from the sale of these shares.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTCQX under the trading symbol ERSO.PK. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTCQX. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year 2012
First Quarter	$3.49	$2.25
Second Quarter (through April 20, 2012)	$3.15	$2.60

Fiscal Year 2011
First Quarter	$5.94	$4.00
Second Quarter	$4.91	$3.35
Third Quarter	$4.75	$2.50
Fourth Quarter	$4.50	$1.25

Fiscal Year 2010
First Quarter	$1.68	$1.25
Second Quarter	$3.48	$1.41
Third Quarter	$4.00	$2.95
Fourth Quarter	$5.45	$3.45

The last reported sales price of our common stock on the OTCQX on April 20, 2012 was $2.81 per share. As of April 20, 2012, there were approximately 31 holders of record of our common stock.

DIVIDEND POLICY

During 2011 and 2010, our board of directors declared dividends on our common stock approximately on a quarterly basis.  The board of directors determined that we were able to return some of our cash to stockholders without impacting future revenue and earnings growth or restricting strategic opportunities. The board of directors declared a regular cash dividend of $0.025 per share on March 19, 2010, June 23, 2010, September 16, 2010, November 15, 2010, March 23, 2011, June 22, 2011, September 22, 2011, December 15, 2011 and March 22, 2012.  On November 15, 2010, the board of directors also declared a special dividend of $0.10. The board of directors intends to review our dividend policy on a quarterly basis and make a determination with respect to a dividend distribution, subject to profitability, free cash flow and the other requirements of the business. There can be no assurance that dividends will be paid in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto that are included in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.”

Our Business

We are engaged in the purchase, sale and distribution of principally semi-finished aluminum and steel products to a diverse customer base located throughout the Americas, Europe, Australia and New Zealand. We sell our products through our own marketing and sales personnel as well as through independent sales agents who are located in North America and Europe and who receive commissions on sales. We purchase products from suppliers located throughout the world. Our two largest suppliers furnished approximately 47% of our products during 2011 as compared to 39% of our products during 2010. While in general we place orders with our suppliers based upon orders that we have received from our customers, we also purchase material for our own stock, which typically we use for shorter term deliveries to our customers.

Critical Accounting Policies and Estimates

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of financial statements in accordance with generally accepted accounting principles in the U.S. requires us to make estimates and assumptions that affect the amounts reported in our financial statements. The financial statements include estimates based on currently available information and our judgment as to the outcome of future conditions and circumstances. Significant estimates in these financial statements include allowance for doubtful accounts and accruals for inventory claims. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

Among the significant judgments made by management in the preparation of our financial statements are the following:

Allowance for Doubtful Accounts

As of December 31, 2011, we had $56,504,000 in trade receivables, including an allowance for doubtful accounts of $527,000. We report accounts receivable, net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. We review the adequacy of our allowance for doubtful accounts on an ongoing basis, using historical collection trends, aging of receivables, as well as review of specific accounts, and make adjustments in the allowance as we believe necessary. We maintain a credit insurance policy on the majority of our customers. In general, this policy has a 10% deductible; however there are some instances where the co-insurance may vary and instances where we may exceed the insured values. Changes in economic conditions could have an impact on the collection of existing receivable balances or future allowance considerations. In addition, changes in the credit insurance environment could affect the availability of credit insurance and our ability to secure it.

Accruals for Inventory Claims

Generally, our exposure on claims for defective material is relatively immaterial, as we generally refer all claims on defects back to our supplier. If we do not believe that a supplier will honor a claim for defective product in a material amount, we will record an allowance for inventory adjustments.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2011 and 2010 (in thousands)

During 2011, net sales increased by $49,620, from $465,013 to $514,633, or an increase of 11% from the same period in 2010.  This increase was primarily due to higher metal prices.  Generally, increases in metal prices have historically caused corresponding increases in net sales that were not offset by decreased sales volume.  We believe that sales volumes did not decrease as our prices rose due to our position as an alternative supplier and the fact that our prices are generally lower than those of our competitors. More specifically, our customers generally purchase semi-finished aluminum and steel products from several sources besides us, and our products generally comprise only a minority of the aluminum and steel products purchased by our customers.  In addition, we offer customers visibility into the general wholesale metals marketplace that our larger competitors do not, since most of these competitors are vertically integrated, selling metal products they may have mined and manufactured, and do not provide the types of customer services we provide. We also believe that our customers have continued to purchase products from us in consistent volumes regardless of market pricing because we offer our customers products from independent sources, which allows our customers to lessen their dependence on an increasingly concentrated domestic supply chain.  While we are not aware of any trends related to metal prices or otherwise that we expect to have a material impact on our net sales in the future, there can be no guaranty that the trends described above will continue as metal prices can be extremely volatile.  See “Risk Factors—Risks Related to Our Business and Industry—Our future operating results could be impacted by the volatility of the prices of metals, which could cause our results to be adversely affected” on page 6, “Business—The Industry” on page 20 and “Business—Sales, Marketing and Customer Service” on page 21.

Gross profit decreased by $5,697, from $30,228 in 2010 to $24,531 in 2011, a 19% decline, as margins were under pressure from the highly competitive landscape in difficult economic conditions.  Our customers typically solicited many offers for a smaller volume of business, resulting in lower margins for successful bidders.  We are engaged in the purchase, sale and distribution of semi finished aluminum and steel products which we purchase from producing mills around the world.  The market price of materials we purchase, as well as the market price of materials we sell, fluctuate constantly in world markets.  Our cost of sales is composed of  metal content, which is determined on world metal exchanges, plus a unique fabrication premium charged by each producer to convert the raw metal to a semi-finished product.  In turn, we sell to our customers based on metal content plus a premium which includes supplier fabrication mark up, and costs of importation, warehousing, and delivery of material to customers.  Since metal content costs are the largest component of cost of sales and selling price, our sales pricing trends and cost of sales trends generally track consistently.  However, during 2011, in order to maintain market share in a highly competitive and difficult economic environment, we reduced our premiums over metal prices.  Accordingly, our cost of sales increased from 93% in 2010 to 95% of sales as of December 31, 2011.

Selling, general and administrative expenses increased by $1,305, from $12,031 during 2010 to $13,336 in 2011 primarily as a result of a $600 increase in legal expenses primarily incurred in connection with the settlement of outstanding litigation.  Increases in travel costs to visit our customers and suppliers also increased during 2011 as we believed that more in person meetings were appropriate given the difficult business environment.

During 2011, interest expense increased by $42, from $3,997 to $4,039 for 2010.  Under our new credit agreement, which we entered into in April 2011, the premium (over the Eurodollar, money market or base rate) charged by our banks increased to 2.5% from 1.5% under our former credit agreement, resulting in the payment of $1,321 additional interest during 2011.  This was offset by our payment of $2,309 less during 2011 in comparison to 2010 due to the expiration of our interest rate swaps, which expired in August 2010.  Additionally, during 2011 our interest expense increased by $1,000 as a result of the interest expense on the 10% Convertible Senior Subordinated Notes Due June 1, 2016 as well as amortization on the debt discount in connection with the notes.

Net income decreased from $9,145 in 2010 to $4,961 in 2011, which was attributable to the competitive pressures of maintaining market share, leading to lower gross profit margins.  Net income for 2011 included a non-cash, non-operating gain of $896 resulting from the mark to market of the derivative element of our 10% Convertible Senior Subordinated Notes Due June 1, 2016.

Liquidity and Capital Resources

Overview (in thousands)

At December 31, 2011, we had cash of $4,274, accounts receivable of $56,504, total senior secured debt of $154,424 and subordinated debt of $12,000.  Management believes that cash from operations, together with funds available under our credit facility will be sufficient to fund the cash requirements relating to our existing operations for the next twelve months. However, we will require additional debt or equity financing in connection with the future expansion of our operations.

Comparison of Fiscal Years Ended December 31, 2011 and 2010 (in thousands)

Net cash used in operating activities was $55,788 in 2011 compared to $44,579 in 2010.  Our use of cash in operating activities during 2011 was primarily in accounts receivable and increased inventories, and also reflects a decrease in accrued expenses and derivative liabilities.  Accounts receivable increased by $15,584 from December 31, 2010 as a result of an increase in our days’ sales outstanding rate and an increase in sales at the end of 2011, each as described in the paragraph below.  Cash flows related to accounts receivable reflected in our statements of cash flows reflect primarily goods sold at the end of the year with payment terms that carry into the following year.  Inventory levels increased by $52,368 from December 31, 2010 as a result of increased customer expectations of just in time delivery, which requires us to stock inventory before delivery and maintain stocked inventory for a longer period, as well as a growth in inventories in connection with efforts to increase sales of our depot business (sales where, because of the short time between the date the order is placed and the date of delivery, we generally must have the products in inventory before the order is placed).  Both cash used in accounts receivable and cash used to purchase inventory also increased as a result of higher mill prices, which increased the price of inventory purchased and our sales prices.  The decrease in accrued expenses and derivative liabilities of $6,451 resulted primarily from the mark to market valuation of our metal and foreign currency hedges.  At December 31, 2011, there was no liability for metal hedges, resulting in a decrease of $3,522 in comparison to December 31, 2010.  In addition, as the U.S. dollar strengthened against our hedged currencies, our mark to market foreign exchange loss decreased by $1,724.  These uses of cash were offset by increases in our accounts payable of $18,569 resulting from increased purchases for inventory, as described above, and purchasing more material from suppliers who provide us with longer payment terms, which led to more outstanding at year end.  The days payables outstanding increased from 25 days at December 31, 2010 to 34 days at December 31, 2011.

We focus on our days’ sales outstanding and our inventory turnover rate to manage working capital, because accounts receivable and inventory are the two most significant elements of our working capital. As of December 31, 2011, our days’ sales outstanding rate was approximately 40 days, as compared to 32 days as of December 31, 2010. The reasons for the increase are as follows.  First, during 2011, one of our significant customers, Ryerson, Inc., no longer consistently utilized a discount offered for early payment and returned to standard net 30 days terms.  Second, some of our customers stretched their standard payment terms as they navigated through difficult business conditions. Finally, our average monthly sales for the last quarter of 2011 was $46,000, as compared to $35,000 for the comparable period in 2010. This higher rate of sales accounts for $11,000 of the $15,600 increase in accounts receivable noted above, even if customers had continued paying at the same rate.

During 2011, our inventory turn rate was about 2.8 times (or 4.3 months on hand), compared to our 2010 rate of about 3.5 times (or 3.4 months on hand). Our turns were impacted by increased customer expectations of just in time delivery as well as a growth in inventories in anticipation of more robust sales of our depot business.

During 2012, we intend to focus on decreasing inventory and improving inventory turns while maintaining our current sales volume, which we believe will lead to positive operating cash flows.

Cash flows provided by financing activities during 2011 amounted to $63,895, as compared to $44,411 during 2010. The increase in our working capital during 2011 was largely funded by our cash from borrowings of $54,395 on our credit facility. In addition, we had proceeds from the subordinated convertible notes of $12,000 during 2011, of which $10,000 was allocated to fund our advance related to the supply agreement.  We paid dividends to our stockholders of $694 in 2011.

As of December 31, 2011, our committed line of credit totaled $200,000.  The agreement also allows additional increases in the line of credit of up to $50 million, subject to certain restrictions.  Our outstanding borrowings amounted to $179,791.  Our direct borrowings amounted to $146,000 and letters of credit amounted to $33,791, leaving an availability of approximately $20,209 on our line of credit, or approximately 10%.

Credit Agreements and Other Debt

We were a party to an amended and restated credit agreement with JPMorgan Chase Bank, N.A. for itself and as the agent for Rabobank International, New York branch, Citicorp USA, Inc., Brown Brothers Harriman & Co., and Fortis Capital Corp., which provided for a $175 million revolving line of credit, including a commitment to issue letters of credit and a swing-line loan sub facility, with a maturity date of June 30, 2011. The credit agreement provided that amounts under the facility could be borrowed and repaid, and re-borrowed, subject to a borrowing base test, until the maturity date of June 30, 2011.  Amounts borrowed by us bore interest of LIBOR, Eurodollar, money market, or base rates, at our option, plus an applicable margin. The applicable margin was determined by our leverage ratios. Borrowings under the credit agreement were collateralized by security interests in substantially all of our assets. The credit agreement contained financial and other covenants including but not limited to, covenants requiring maintenance of minimum tangible net worth and compliance with leverage ratios, as well as an ownership minimum and limitations on other indebtedness, liens, and investments and dispositions of assets.

On April 28, 2011 we entered into a new working capital credit agreement with Rabobank International, for itself and as lead arranger and agent, JPMorgan Chase, for itself and as syndication agent, and ABN AMRO, BNP Paribas, RBS Citizens, Société Générale, and Brown Brothers Harriman. The $200 million secured, asset-based credit facility matures on June 30, 2014 and refinanced our $175 million credit agreement. The agreement also allows additional increases in the line of credit of up to $50 million, subject to certain restrictions. Amounts borrowed bear interest of Eurodollar, money market or base rates, at our option, plus an applicable margin. Our borrowings under this line of credit are secured by substantially all of our assets. The credit agreement contains financial and other covenants including but not limited to, covenants requiring maintenance of minimum tangible net worth of $25 million plus an aggregate amount equal to 25% of our positive net earnings and compliance with a leverage ratio of not more than 6.00 to 1, as well as an ownership minimum and limitations on other indebtedness, liens, and investments and dispositions of assets. The credit agreement provides that amounts under the facility may be borrowed and repaid, and re-borrowed, subject to a borrowing base test, until the maturity date of June 30, 2014.  As of December 31, 2011, we had borrowings of $146 million outstanding under the credit agreement, bearing interest at 2.7% and we were in compliance with all financial covenants.

Our wholly owned Belgian subsidiary, Imbali Metals BVBA, operates under a line of credit with ING Belgium S.A./N.V., with a EUR 8 million commitment for loans and documentary letters of credit. Loan advances are limited to a percentage of Imbali’s pledged accounts receivables and inventory. This secured credit arrangement is unconditionally guaranteed by us. As of December 31, 2011, we had borrowings of EUR 6.5 million ($8.424 million) under this line of credit, bearing interest at EURIBOR plus 1.75%, and we were in compliance with all financial covenants. As of December 31, 2010, we had borrowings of EUR 3.8 million ($5.047 million) outstanding under this line of credit, and we were in compliance with all financial covenants.

In addition, we are a party to a mortgage and an interest rate swap that we entered into in 2004 in connection with the purchase of our Baltimore warehouse. The mortgage loan, which had an outstanding balance of $1.6 million at December 31, 2011 and $1.8 million at December 31, 2010, requires monthly payments of approximately $21,600, including interest at LIBOR plus 1.75%, and matures in December 2014. Under the related interest rate swap, which has been designated as a cash flow hedge and remains effective through the maturity of the mortgage loan, we will pay a monthly fixed interest rate of 6.37% to the counterparty bank on a notional principal equal to the outstanding principal balance of the mortgage. In return, the bank will pay us a floating rate, namely, LIBOR, to reset monthly, plus 1.75% on the same notional principal amount.

We have commitments in the form of letters of credit to some of our suppliers.

On June 3, 2011, we sold $12 million principal amount of 10% Convertible Senior Subordinated Notes Due June 1, 2016 in a private placement to selected accredited investors.  The notes are currently convertible at the option of the holders into shares of common stock at a conversion price of 222.60 shares of common stock per $1,000 principal amount of notes, subject to adjustment for cash and stock dividends, stock splits and similar transactions, at any time before maturity.  The current conversion price reflects four adjustments for dividends.  In addition, if the last reported sale price of the common stock for 30 consecutive trading days is equal to or greater than $7.00, and a registration statement is effective covering the resale of the shares of common stock issuable upon conversion of the notes, we have the right, in our sole discretion, to require the holders to convert all or part of their notes at the then applicable conversion rate.  Interest on the notes is payable in arrears on the first day of June and December every year the notes are outstanding.

Derivative Financial Instruments

Inherent in our business is the risk of matching the timing of our purchase and sales contracts. The prices of the aluminum products we buy and sell are based on a constantly moving terminal market price determined by the London Metal Exchange. Were we not to hedge such exposures, we could be exposed to significant losses due to the continually changing aluminum prices.

We use aluminum futures contracts to manage our exposure to this commodity price risk inherent in our activities. It is generally our policy to hedge such risks to the extent practicable. We enter into hedges to limit our exposure to volatile price fluctuations that we believe would impact our gross margins on firm purchase and sales commitments. As an example, if we enter into fixed price contracts with our suppliers and variable priced sales contracts with our customers, we will generally enter into a futures contract to sell the aluminum for future delivery in the month when the aluminum is to be priced and delivered to the customer and repurchase this position once the pricing has been fixed with our customer.  If the underlying metal price increases, we suffer a hedging loss and have a derivative liability, but the sales price to the customer is based on a higher market price and offsets the loss. Conversely, if the metal price decreases, we have a hedging gain and recognize a derivative asset, but the sales price to the customer is based on the lower market price and offsets the gain.

We also enter into foreign exchange forward contracts to hedge our exposure related to commitments to purchase or sell metals denominated in some international currencies. In such cases, we will purchase or sell the foreign currency through a bank for an approximate date when we anticipate making a payment to a supplier or receiving payment from the foreign customer.

In accordance with Generally Accepted Accounting Principles, we designate these derivative contracts as fair value hedges and recognize them on our balance sheet at fair value.  We also recognize offsetting changes in the fair value of the related firm purchase and sales commitment to which the hedge is attributable in earnings upon revenue recognition, which occurs at the time of delivery to our customers.

As further described under “Risk Factors,” the potential for losses related to our hedging activities, given our hedging methodology, arises from counterparty defaults with banks for our foreign exchange hedging, the London Metal Exchange for our aluminum hedges, or customer defaults. In the event of a customer default, we might be forced to sell the material in the open market and absorb losses for metal or foreign exchange hedges that were applied to the defaulting customers’ transactions. Our results of operations could be materially impacted by any counterparty or customer default, as we might not be able to collect money owed to us and/or our hedge might effectively be cancelled.

We use hedges for no purpose other than to avoid exposure to changes in aluminum prices and foreign currency rates between when we buy a shipment of aluminum from a supplier and when we deliver it to a customer.  Our derivatives are not for purposes of trading in the futures market. We earn our gross profit margin through our business operations and not from the movement of aluminum prices.

As part of our business we also engage in the purchase, sale and distribution of steel products. If we do not have a matching sales contract related to such products, (for example, any steel products that are unsold in our inventory), we have price risk that we currently do not or are unable to hedge. As such, any decline in pricing for such products may adversely impact our profitability.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

BUSINESS

Overview

We are principally engaged in the purchase, sale and distribution of semi-finished aluminum and steel products to a diverse customer base located throughout the Americas, Europe, Australia and New Zealand. We sell our products through our own marketing and sales personnel as well as through independent sales agents who are located in North America and in Europe and who receive commissions on sales. We purchase products from suppliers located throughout the world. Our two largest suppliers, PT. Alumindo Light Metal Industry and Hulamin Ltd., furnished approximately 47% of our products during 2011.  Our two largest suppliers, PT. Alumindo Light Metal Industry and Elval Hellenic Aluminium Industry S. A., furnished approximately 39% of our products during 2010.  While in general we place orders with our suppliers based upon orders that we have received from our customers, we also purchase material for our own stock, which typically we use for shorter term deliveries to our customers.

Our Products

We derive our revenues from the sale of semi-finished aluminum and steel products, which are produced by processing primary aluminum or steel and/or aluminum or steel scrap. A product is considered “semi-finished” if it has not yet been converted into a final end-product. Semi-finished products include aluminum sheet, plate and foil, rod, bar and wire, extruded and cast products. We offer many of these forms of semi-finished products to our customers, for use as follows:

•	Aluminum Sheet/Coil. Aluminum sheet/coil is used in many diverse industries, including transportation, construction and food service. Common applications include road signs and gas tanks for trailers.

•	Aluminum Plate. One of the primary industries for aluminum plate is transportation. Common applications include ship building, automobiles and truck and dump bodies.

•
Aluminum Treadplate.  Aluminum treadplate with a bright finish, better known as “treadbright,” is used both for its cosmetic appearance and its durability. Common uses are for industrial toolboxes, automotive runners and trimming.

•	Aluminum Foil. Aluminum foil is used primarily in the packaging industry. Common applications include candy/gum wrappers as well as decorative wrapping for gifts.

•
Stainless Steel.  Stainless steel coil, sheet and plate products are widely utilized in applications in which aseptic and non-corrosive surfaces are essential. Common applications include the food service and marine-related industries.

•
Carbon Steel.  The uses of flat rolled carbon steel products span a myriad of applications including construction, automotive and consumer-related uses. Products currently supplied by the Company include hot rolled coils and plates, cold rolled and coated products such as painted, galvanized and galvalume materials.

During 2011, approximately 84% and 16% of our revenues were derived from the sale of aluminum products and steel products, respectively.

Demand for our products is not seasonal.

Suppliers

We maintain distribution arrangements and/or ongoing commitments with several foreign mills.  We act as bulk purchasers for these suppliers, which provides them with the following benefits:

•	we serve as an integrated marketing, distribution, and service channel for volume that our suppliers wish to export;

•	we purchase bulk capacity from suppliers;

•	we typically assume responsibility for transporting the products that we purchase;

•	we eliminate foreign currency risks for suppliers; and

•	we ensure prompt payment to suppliers for materials purchased.

We strive to maintain long-term relationships with our suppliers and to be a significant distributor for them. As a result, we are often able to obtain competitive pricing and to influence quality standards and delivery practices.  We continuously work with our existing suppliers and explore other sources to strengthen our position in the market.  Our principal suppliers are PT. Alumindo Light Metal Industries, Hulamin Ltd. and Elval Hellenic Aluminium.  We have written agreements with PT. Alumindo Light Metal Industries and Hulamin Ltd., the material terms of which are summarized below:

PT. Alumindo Light Metal Industries.  Our supply agreement with PT. Alumindo Light Metal Industries and its affiliates provides initially for the supply to us of a minimum of 3,500 metric tons of aluminum cold rolled coil per month, plus or minus 15% upon our written consent,  to our specifications as set forth in our purchase orders.  Under this supply agreement, the suppliers are also required to use their reasonable efforts to deliver to us an additional 500 metric tons of aluminum hot/cold rolled coil per month, plus or minus 15% upon our written consent .  The suppliers’ minimum commitment described above will increase to 5,000 metric tons of aluminum cold rolled coil per month, plus or minus 15% upon our written consent, on January 1, 2013.  The suppliers’ obligations to third parties will at all times be subject to their ability to produce sufficient supply for us to meet the minimum quantities set forth above.  The price of the product shall be determined at least 60 days prior to the quarter in which the product is to be manufactured. The suppliers must provide the products to us at the lowest price at which they offer the same products to any third party in North America in equal or smaller quantities, and they are required to immediately lower existing prices if a lower price is offered to any such third party. We are also a party to a pre-payment advance agreement with PT. Alumindo Light Metal Industries and its affiliates pursuant to which we advanced $10 million to these suppliers in order to augment their manufacturing capabilities.  The pre-payment advance will be re-paid to us beginning on January 1, 2013 in monthly installments of approximately $277,777.78.  If we and the suppliers are unable to agree on a product price, the suppliers’ monthly re-payment obligation will increase to $555,555.56 and the outstanding balance will accrue interest at the one month U.S. dollar LIBOR rate plus 3.5% per annum per month.  The entire remaining balance, if any, must be repaid on January 1, 2016.  The supply agreement’s initial term will end on the date that the pre-payment advance has been fully repaid, but the supply agreement will automatically renew for additional one year terms unless terminated by mutual written consent or in writing by either party at least 60 days prior to the termination date of the then current term.  We have the right to terminate the supply agreement upon certain events of default, including the suppliers’ breach of the agreement, failure to supply the product as specified in our purchase orders, becoming the subject of certain governmental demands, investigations or determinations involving illegal or trade-related acts, insolvency, bankruptcy or similar events, default under any loan or indebtedness or material adverse change in financial or other condition, or ability to perform under the agreement.  Upon the occurrence of an event of default, the pre-payment advance would become due and payable to us upon demand.

Hulamin Ltd.  Our agreement with Hulamin Ltd. is a letter of understanding which states that Hulamin Ltd. will work closely with us in satisfying market requirements, recognizing that we remain an important customer.  The letter permits Hulamin Ltd. to sell its products directly to customers in North America.

Growth Strategy

We believe that our long-term growth will depend upon understanding our customers’ particular requirements and delivering a high-level of service and quality products that meet those requirements consistently. Our growth and profitability will also depend upon our ability to continue building our market knowledge and in particular our understanding of the production capabilities of our suppliers. We will also need to maintain, strengthen and expand our supplier relationships in light of continued pricing pressures. Finally, we will need to succeed in identifying and executing opportunities to provide our customers additional value added offerings, in both our existing markets and product offerings as well as in broader or new product groups and geographic areas.

Our strategy for growth consists of the following key elements:

Provide Customers with a High Level of Service and Cost Effective, Quality Products.  We work closely with our customers to understand their specific requirements. This enables us to provide each customer with cost-effective, quality materials matching that customer’s particular needs. We also provide various ancillary services to our customers, such as arranging for products to be stored in warehouse facilities for release to them on a just-in-time delivery basis, providing them with timely information about market trends and product development, arranging for subsequent metal processing or finishing services and making material available from our own stock to meet our customers’ short term requirements.  Our services are described more fully under “Sales, Marketing and Customer Service” below.

Expand Volumes and Product Breadth with Existing Suppliers and Customers. We continually seek to build on our market knowledge. We try to maintain a current understanding of our suppliers’ production capabilities and of our customers’ needs and markets. This enables us to recognize opportunities to introduce new product lines to our customers and to increase volume from our suppliers.

Strengthen and Expand Our Supplier Relationships. We endeavor to continue building our supply sources, both by expanding our relationships with existing suppliers and by adding new suppliers. In cultivating supplier relationships, we emphasize our combination of market knowledge and customer base, which we believe makes us an effective marketing and distribution channel for our suppliers. Conversely, we believe that our supplier relationships position us to offer our customers a wider range of products and services.

Provide Increasingly Efficient and Cost-Competitive Handling and Delivery Services. We utilize our own warehouse and distribution facility in Baltimore that serves the dual purpose of providing depot/warehousing capacity for just-in-time delivery and providing handling capability and inventory control at the Baltimore port of entry, our most active import location. This arrangement reduces freight and handling expenses while increasing efficiency. It also enables us to monitor deliveries and serve customers more effectively.

Provide Additional Products and Value Added Services. We may add capability to provide our customers with additional value-added services such as processing, financing, warehousing and distribution services.

The Industry

The industry in which we operate is the sale and distribution of semi-finished aluminum and steel products. These products are manufactured worldwide by rolling facilities, some of which are owned by large integrated companies and others by independent producers.  The majority of the products we purchase are in turn sold to distributors, who sell to varied metal working industries including the automotive, housing and packaging industries.

Mergent, Inc. reports that North American aluminum demand totaled 10.652 billion pounds during the first half of 2011, which represents an increase of 7.4% from the same period of 2010.  According to the same report, 3.8 million tons of aluminum and 23.93 million tons of steel were imported into the U.S., where we make the majority of our sales, for consumption during 2010.

Although demand for aluminum products in the U.S. has been cyclical, over the longer-term, demand has continued to increase. We believe that this growth reflects general population and economic growth, and the advantages of aluminum products, including light weight and a high degree of formability, recyclability and resistance to corrosion.  Demand for steel in the U.S. has been cyclical as well, and was negatively impacted in recent years by depressed construction markets and general economic conditions.  However, demand for steel products remains and we believe will continue to remain high.

According to Mergent, Inc., the distribution of aluminum shipments in the U.S. by market classification in 2010 broke down as follows: packaging – 31%; transportation – 28%; building – 14%; electrical – 9%; machinery – 7%; consumer durables – 7%; and others – 4%.  According to the same source, the distribution of steel shipments in the U.S. during 2010 broke down as follows: construction – 42%; automotive – 24%; machinery and equipment – 12%; energy – 7%; containers – 4%; appliances – 4% and others – 4%.  Mergent, Inc. predicts that U.S. and global demand for aluminum and steel will continue to increase in both the long term and the short term.  In particular, the use of aluminum and certain types of steel in heavy truck manufacturing is likely to increase in light of new fuel regulations announced by the Obama Administration that will require truck manufacturers to reduce vehicle mass.  The advantages of aluminum and lightweight steel are being recognized more generally by truck and engine manufacturers, as well as regulators, for example in the development of lightweight sealed steel fuel tanks for advanced hybrid vehicles.  According to Mergent, Inc., these developments should increase demand from transportation markets, as should increases in environmentally responsible building.  Negative factors affecting demand for aluminum and steel products include depressed construction markets, uncertainties from the European sovereign debt crisis, unrest in the Middle East, the Earthquake in Japan and the U.S. federal budget deficit.

Although trends within the industries above may impact overall demand for our products, we do not view our aluminum and steel sales in an industry specific manner (other than aluminum versus steel) or analyze our financial results or generate growth strategy with an eye toward specific industries.  Our significant customers are general distributors who resell our products into various industries.  They generally do not provide us with data on where they resell our products.  Our sales are affected by the level of our distributors’ inventory and their ability to resell such inventory, which in turn is affected by industry trends.  Our marketing and growth strategies are aimed at meeting the needs of distributors and providing whatever products they may need at any given time rather than pushing any one particular product or seeking to expand our sales into any particular industry.

Within the semi-finished aluminum and steel products industry, we believe that we occupy a specialized niche as an alternative supplier with prices generally lower than those of our competitors. More specifically, our customers generally purchase semi-finished aluminum and steel products from several sources besides us, and our products generally comprise only a minority of the aluminum and steel products purchased by our customers. In addition, we offer customers visibility into the general wholesale metals marketplace that our larger competitors do not, since many of these competitors are vertically integrated, selling metal products they may have mined and manufactured, and do not provide the types of customer services we provide.  We also offer our customers products from independent sources, which allows our customers to lessen their dependence on an increasingly concentrated domestic supply chain.  We believe the fact that most of our customers find it important to retain us as an alternative supplier, coupled with our generally discounted prices, has shielded us  from the potential negative impact of volatility in metal prices that affects our industry as a whole.  When metal prices increased in the past, our customers generally did not reduce their purchases from us, although they may have reduced such purchases from other suppliers.  See “Risk Factors—Risks Related to Our Business and Industry—Our future operating results could be impacted by the volatility of the prices of metals, which could cause our results to be adversely affected” on page 6.

On the supply side, suppliers to our industry include local mills and foreign suppliers.  In addition, many of our largest competitors are vertically integrated, selling metal products they may have mined and manufactured.  Maintaining and expanding our access to aluminum and steel supply is critical given the high demand for the aluminum and steel products we purchase.  Since we purchase mainly from foreign suppliers, the main factor influencing our supply is our ability to maintain and expand our existing relationships with suppliers and add new suppliers, in particular through the services we provide as described under “Suppliers” above.

Sales, Marketing and Customer Service

We sell our products primarily through our own marketing and sales personnel. In addition, we sell less than 10% of our products through independent sales agents. We currently utilize five independent sales agents, three  of whom are located in the United States, one in Canada and one in England.  These sales agents are compensated pursuant to individually negotiated terms, with exact compensation generally tied to a fixed rate and the amount of products they actually sell.

Our inventory is comprised of material that has been ordered by customers and is in transit or is being held pending delivery to such customers and material that we stock to meet shorter delivery times to our customers.

We endeavor to support and grow our distribution capabilities by providing customers with quality products, access to alternative sources of supply, and customer service. We offer customers a range of services, including:

•	sourcing products from the appropriate supplier in order to meet pricing and delivery requirements;

•	handling foreign exchange transactions for purchases and sales in local currency;

•	assuming responsibility for the shipment and timely delivery of the product to the customer;

•	assisting customers in identifying materials and matching their particular needs;

•	where necessary, arranging for subsequent metal processing and/or finishing services that may be required by the customer;

•
arranging for materials that have been ordered by a customer (and are subject to a firm purchase commitment) to be stored at an appropriate warehouse for release to the customers on a just-in-time delivery basis;

•	providing customers with information concerning market trends and product development; and

•	making available material from our own local stocks to meet customers’ short term requirements.

We carefully monitor the timing and processing of orders to meet customers’ needs and commit to deliver orders within a time-period mutually agreed with the customer, generally within a 30-day window. We maintain constant and ongoing communication with our suppliers in order to ensure that these delivery dates are met and that customers are apprised of the delivery status of their orders.

Customers

We serve more than 300 customers in diverse industries, such as distribution, transportation, automobile, housing, appliances and packaging. In the year ended December 31, 2011, our top ten customers represented approximately 45% of our total revenues, with two customers, Samuel Son & Co. and Ryerson Inc., accounting for 11.6% and 12.3% of total revenues, respectively.   In 2010, our top ten customers represented approximately 44% of our total revenues, with two customers, Samuel Son & Co. and Ryerson Inc., accounting for 10.7% and 10.4% of total revenues, respectively. These ten customers included nine full-service distribution centers (i.e., distributors that have the capacity to provide additional processing services), as well as a producer of various consumer and industrial products. Our customers are principally located throughout the Americas, Australia, New Zealand and Europe. Our U.S. customer base is not regional, and includes customers in 40 states with no significant geographic concentration in one state or region.  During the year ended December 31, 2011, our revenues were attributable to the following countries: U.S. - 70%; Canada – 11%; Australia/New Zealand – 8%; South America – 6%; and Europe – 5%.

Customers generally place an order with us by submitting a purchase order setting forth their desired products, specifications and date and location of delivery.  We confirm the transaction with our sales contract, which contains our standard terms and conditions, including a disclaimer of warranties, indemnification of us by the buyer and certain protections in case of insolvency or potential insolvency by the buyer (e.g., the right to terminate the contract and accelerate payments thereon) or the occurrence of certain contingencies that prevent us from fulfilling the contract on time.  Typically the risk of loss passes to the customer upon delivery.  Pricing is negotiated for each sales contract.

Transportation

We arrange for transportation and delivery of the products purchased by each customer.  When we purchase products from an overseas supplier, we accept delivery either at the port in the supplier’s home country or at the port of destination. If we take delivery at a foreign port, we will generally arrange for transportation to the port of destination on regularly scheduled port-to-port, sea-going transportation. Upon delivery of the products at the destination port, we use trucking and rail services to deliver the products to our customers.

Competition

Our principal competitors are global aluminum producers and rolling mills.  Alcoa Inc., and Aleris Rolled Products, Inc. dominate the aluminum industry in North America.  Alcoa Inc. and Aleris Rolled Products, Inc. are significantly larger than us, have significantly greater financial resources, and are active in significantly more areas of the aluminum products business than we are, including mining, refining, smelting and recycling. These companies also have access to material produced and imported from their own subsidiaries, which compete with us. There are also independent importers of aluminum and steel products which serve the North American aluminum and steel distribution industry. We compete with these other importers, as well as agents that act for or purchase from foreign aluminum producers including one of our suppliers, Hulamin Ltd. Our principal means of competition is market knowledge, customer service, and the ability to offer competitive terms and product quality, including providing value-added services to our customers and providing a full range of product offerings. We also believe that agents of foreign mills are generally less capable of providing the same value-added services to our customers because these agents are generally captive to a single foreign source and often lack the flexibility and range of product offerings that we offer our customers. We further believe that by offering our customers a full range of products from independent sources, we enable our customers to avoid dependency in an increasingly concentrated domestic supply chain.

Government Regulation

As our products are typically imported, we are subject to governmental regulations governing imports, in particular regulations governing the imposition of tariffs and antidumping and other duties.  For 2010 and the nine months ended September 30, 2011, approximately 42% and 34%, respectively, of our purchases of aluminum products were from countries that were considered developing countries whose exports were eligible for preferential tariff treatment for import into the U.S. under the generalized system of preferences or duty free.  However, there can be no assurance that any of our suppliers will continue to be eligible for such preferential tariff treatment.  In addition, the generalized system of preference is scheduled to expire on June 30, 2013, and there is no guarantee that it will be renewed, or that it will not be amended.  If preferential tariff treatment of any of our suppliers that are currently eligible for such treatment becomes unavailable, then imports from such supplier may be subjected to a tariff instead of the duty-free treatment those imports now enjoy.  To the extent that these increased costs could not be passed on to our customers, our profit margins could suffer.

The products we import could also be subject to antidumping or other increased duties.  Under U.S. law, an antidumping duty may be imposed on any imports if two conditions are met. First, the Department of Commerce must decide that the imports are being sold in the U.S. at less than fair value. Second, the International Trade Commission must determine that the U.S. industry is materially injured or threatened with material injury by reason of the imports. The International Trade Commission’s determination of injury involves a two-prong inquiry: first, whether the industry is materially injured, and second, whether the dumping, not other factors, caused the injury.  The International Trade Commission is required to analyze the volume of imports, the effect of imports on U.S. prices for like merchandise, and the effects the imports have on U.S. producers of like products, taking into account many factors, including lost sales, market share, profits, productivity, return on investment, and utilization of production capacity.  Should such a determination be made, we could subject to additional costs imposed on the affected imports.

Employees

As of April 20, 2012, we had approximately 55 full time employees. We also have independent sales representatives located in the U.S. and in Europe. None of our employees are represented under a collective bargaining agreement.

History

We were incorporated in the State of Delaware in 1990 under the name Integrated Technology USA, Inc. Until September 17, 1999, we were in the business of designing, developing and marketing products for emerging computer related markets.  On September 17, 1999, we merged with Empire Resources, Inc., a distributor of value added, semi-finished aluminum products. Since the merger, we have continued the business of Empire Resources, Inc.  In conjunction with the merger, Empire Resources Pacific Ltd., then an affiliate of Empire Resources. Inc. operating in Australia, became our wholly owned subsidiary. Empire Resources Pacific Ltd. acts as our sales agent in Australia and New Zealand.  Our Belgian subsidiary, Imbali Metals BVBA, was incorporated in 2005 and began operations in that year.  Our extrusion manufacturing business, Empire Resources Extrusions, LLC, commenced the manufacturing of aluminum extrusions in the third quarter of 2006 at our facility in Baltimore, Maryland. During the third quarter of 2009, we ceased manufacturing aluminum extrusions, though we continue to use the property where we conducted this manufacturing as a distribution and warehouse facility.

Properties

Our corporate headquarters are located in Fort Lee, New Jersey, where we lease office space pursuant to a lease expiring in March 2015. The lease provides for a minimum annual rental payment of $284,000, plus escalations.

We own a 120,000 square foot distribution and warehouse facility at 6900 Quad Avenue, Baltimore, Maryland.

We believe that our facilities are adequate to meet our current and proposed needs.

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business.  As of the date of this filing, we are not a party to any material litigation nor are we aware of any such threatened or pending litigation.

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is certain information regarding our current executive officers and directors. All directors hold office for one-year terms until the election and qualification of their successors.  In accordance with the Convertible Notes Purchase Agreement entered into in connection with the issuance of our 10% Convertible Senior Subordinated Notes Due June 1, 2016, we were required to cause the election of a director designated by Leon G. Cooperman.  Mr. Cooperman’s current designee is Douglas Kass.  Absent a vote for such removal by the holders of our common stock, Mr. Cooperman’s designee may be removed only by our board of directors (A) for gross negligence or a material breach of his fiduciary or similar duties or (B) at any time after Mr. Cooperman and/or his affiliates cease to own notes convertible into at least 10% of our outstanding common stock, 10% of our outstanding common stock directly, or a combination thereof.  For as long as Mr. Cooperman or his affiliates hold such designation right, if the members of our board of directors are to be re-elected, the board of directors is required to nominate and recommend that our stockholders elect such designee.

Name	Age	Position with the Company
William Spier	76	Chairman of the Board of Directors
Nathan Kahn	57	Chief Executive Officer, President and Director
Sandra Kahn	54	Vice President, Chief Financial Officer and Director
Harvey Wrubel	57	Vice President of Sales/Director of Marketing and Director
Jack Bendheim	65	Director
Peter G. Howard	75	Director
Douglas Kass	62	Director
Nathan Mazurek	49	Director
L. Rick Milner	65	Director
Morris J. Smith	54	Director

Biographical Information

William Spier.  Mr. Spier has been a director since October 1996 and was acting chief executive officer from November 1997 until September 1999. Mr. Spier presently is our non-executive chairman of the board. Mr. Spier has been a private investor since 1982. He also served as chairman of DeSoto, Inc., a manufacturer and distributor of cleaning products, from May 1991 through September 1996, and as chief executive officer of DeSoto, Inc., from May 1991 to January 1994 and from September 1995 through September 1996. Mr. Spier retired as vice chairman of Phibro-Salomon, Inc. in 1981.  Mr. Spier brings to the board extensive experience with our company, our industry, manufacturing and distribution generally, and executive leadership.

Nathan Kahn.  Mr. Kahn has been our chief executive officer, president and a director since September 1999.  Prior to that time, Mr. Kahn was our president and a director from the time of our formation in 1984. Mr. Kahn has also been the president and a director of Empire Resources Pacific Ltd, the sales agent in Australia and New Zealand for Empire Resources, Inc. since its formation in 1996.  Mr. Kahn brings to the board extensive experience with our company and our industry. Since he is responsible for, and familiar with, our day-to-day operations and implementation of our strategy, his insights into our performance and into the current state of the industry are critical to board discussions and to our success.

Sandra Kahn.  Ms. Kahn has been the vice president, chief financial officer and a director since September 1999. Prior to that time, Ms. Kahn was our secretary and treasurer and a director from the time of our formation in 1984. Ms. Kahn has also been the secretary and treasurer and a director of Empire Resources Pacific Ltd since its formation in 1996.  Ms. Kahn brings to the board extensive experience with our company and our industry. Since she is responsible for, and familiar with, our financial position and strategy, her insights into our performance and operations are critical to board discussions and to our success.

Harvey Wrubel.  Mr. Wrubel has been vice president of sales/director of marketing since September 1999.  He has been with our company for more than 20 years.  Mr. Wrubel brings to the board extensive experience with our company and our industry. Since he is responsible for, and familiar with, our sales and marketing, he brings important insights into our performance and strategy to board discussions.

Jack Bendheim.  Mr. Bendheim has been a director since September 1999. He has been the chairman and president of Phibro Animal Health Corporation for more than twenty years.  Mr. Bendheim brings to the board extensive experience with our company, manufacturing and distribution generally, and executive leadership.

Peter G. Howard.  Mr. Howard has been a director since September 1999. He has been the managing director of Empire Resources Pacific Ltd since its inception in 1996. From 1961 to 1995, Mr. Howard held various positions within the aluminum industry, the most recent of which was divisional general manager of Comalco Rolled Products, a unit of Comalco Aluminum Ltd., an aluminum producer.  Mr. Howard brings to the board extensive experience with our company and our industry. Since he is responsible for, and familiar with, our Australian operations, he brings important insights into our performance and strategy to board discussions.

Douglas Kass.  Mr. Kass has been a director since July 2011.  He is the president and founder of Seabreeze Partners Management, Inc., which is also the general partner of Seabreeze Partners Long/Short, L.P.  From January 2005 to August 2009, Mr. Kass managed a dedicated short fund, Seabreeze Partners Short L.P., and from 2001 to 2005, he was the general partner of Seabreeze Partners L.P.  From 2003 to 2004, he served as the portfolio manager of Demours Capital Management, LLC, which was the general partner and investment manager of Circle T. Market Neutral Fund, L.P. and Circle T. Market Neutral Offshore Fund, Ltd.  From 1997 to 2003, Mr. Kass was the general partner of Kass Partners, LLC, the predecessor firm to Kass Partners, Ltd., which was founded in 1997.  Mr. Kass has nearly 40 years of experience with these and several other investment firms.  Mr. Kass also currently serves as Vice Chairman of Alfred University’s Investment Committee and a member of its Board of Trustees.  Mr. Kass brings to the board extensive executive leadership, investment and financial expertise that is important to board discussions and oversight of our financial performance, position and strategy.  In accordance with the Convertible Notes Purchase Agreement entered into in connection with the issuance of our 10% Convertible Senior Subordinated Notes Due June 1, 2016, we were required to cause the election of a director designated by Leon G. Cooperman.  Mr. Kass is Mr. Cooperman’s current designee.

Nathan Mazurek.  Mr. Mazurek has been a director since 1999.  Mr. Mazurek has over 20 years of experience in the electrical equipment and components industry.  In December 2009, Mr. Mazurek became president and chief executive officer of Pioneer Power Solutions, Inc., a manufacturer of highly engineered liquid transformers.  From December 2009 through August 12, 2010, Mr. Mazurek also served as the chief financial officer, secretary and treasurer of Pioneer Power Solutions, Inc.  Mr. Mazurek has served as the chief executive officer, president, vice president, sales and marketing and chairman of the board of directors of Pioneer Transformers Ltd. since 1995. Mr. Mazurek has served as the president of American Circuit Breaker Corp., a manufacturer and distributor of circuit breakers, since 1988. Mr. Mazurek brings to the board extensive experience with our company, manufacturing and distribution generally, and executive leadership.

Morris J. Smith.  Mr. Smith has been a director since 1994.  Since 1993, Mr. Smith has been a private investor and investment consultant. Prior to that, Mr. Smith was a portfolio manager at Fidelity Investments for more than five years.  Mr. Smith brings to the board extensive experience with our company and executive leadership, and financial expertise that is important to board discussions and oversight of our financial performance and strategy.

L. Rick Milner.  Mr. Milner has been a director since 2005.  Mr. Milner is retired. He joined Alcoa, Inc. in 1968 and enjoyed a thirty-six year career with Alcoa before retiring in 2004.  He was named director of corporate development in 1987, elected a vice president in 1991. From 1999 until retirement he was the officer in charge of Alcoa’s automotive businesses.  Mr. Milner brings to the board executive leadership and extensive experience in manufacturing and distribution in our industry.

Family Relationships

Nathan Kahn and Sandra Kahn are husband and wife.

Independent Directors

Our board of directors has determined that each of Jack Bendheim, Douglas Kass, Nathan Mazurek, Rick Milner. Morris J. Smith and William Spier is independent within the meaning of applicable listing rules of the Section 803A(2) of the NYSE Amex Rules and the rules and regulations promulgated by the Securities and Exchange Commission.

Committees of the Board of Directors

We have three standing committees of the board of directors: the audit committee; the nominating and corporate governance committee; and the compensation committee.

Audit Committee. The audit committee consists of William Spier, Jack Bendheim, and Nathan Mazurek, each of whom our board has determined to be financially literate and qualify as an independent director under Section 803A(2) of the NYSE Amex Rules. In addition, Jack Bendheim qualifies as a financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. The function of the audit committee is to assist the board of directors in its oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the qualifications, independence and performance of our independent auditors.

Compensation Committee. The compensation committee consists of William Spier and Jack Bendheim, each of whom our board has determined qualifies as an independent director under Section 803A(2) of the NYSE Amex Rules, as an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and as a “non-employee director” for purposes of Section 16b-3 under the Exchange Act.   The function of the compensation committee is to discharge the board of directors’ responsibilities relating to compensation of our directors and executives and our overall compensation programs. The primary objective of the compensation committee is to develop and implement compensation policies and plans that are appropriate for us in light of all relevant circumstances and which provide incentives that further our long-term strategic plan and are consistent with our culture and the overall goal of enhancing enduring stockholder value.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of William Spier and Nathan Mazurek, each of whom our board has determined qualifies as an independent director under Section 803A(2) of the NYSE Amex Rules.  The primary function of the nominating and corporate governance committee is to identify individuals qualified to become board members, consistent with criteria approved by the board, and select the director nominees for election at each annual meeting of stockholders.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Copies of the code can be obtained free of charge from our web site, www.empireresources.com. We intend to post any amendments to, or waivers from, our code of ethics on our web site.

EXECUTIVE COMPENSATION

2011 and 2010 Summary Compensation Table

The table below sets forth, for our last two fiscal years, the compensation earned by our named executive officers: (i) Nathan Kahn, our chief executive officer, president and director; (ii) Sandra Kahn, our chief financial officer, vice president and director; and (iii) Harvey Wrubel, our vice president of sales and director.

Name and principal position	Year	Salary ($)	Bonus ($)	All other compensation ($)(1)	Total ($)
Nathan Kahn, Chief Executive Officer, President and Director	2011	528,000	-	6,000	534,000
	2010	528,000	400,000	3,000	931,000
Sandra Kahn, Chief Financial Officer, Vice President and Director	2011	225,000	-	6,000	231,000
	2010	225,000	-	3,000	228,000
Harvey Wrubel, Vice President of Sales and Director	2011	349,000	985,000	6,000	1,340,000
	2010	330,000	1,849,000	3,000	2,182,000
_______________________
(1)	Represents board of director fees.

Employment Agreements

We entered into employment agreements with each of our named executive officers in 1999.  Under the terms of these agreements, the compensation committee has discretion to determine annually the percentage increase in base salary (no decrease is permissible), provided that such annual increase must be no less than the increase in the cost of living for the previous year, based upon a local consumer price index.  The employment agreements with Ms. Kahn and Mr. Wrubel are automatically renewed every two years unless either we or the executive officer gives notice of termination.  The current term of Ms. Kahn’s employment agreement will automatically renew and be subject to termination on September 17, 2012.  The current term of Mr. Wrubel’s employment agreement will automatically renew and be subject to termination on December 31, 2012.  Although Mr. Kahn’s employment agreement terminated in 2004, we have continued to provide Mr. Kahn a base salary calculated in accordance with its terms and to comply with many other terms of the agreement.

The compensation committee generally determines the amount of any bonus to be awarded to Mr. and Ms. Kahn.  Mr. and Ms. Kahn have agreed to allow the compensation committee to determine their bonuses in whatever manner they deem appropriate.  Mr. Wrubel and the compensation committee have agreed that he will receive an annual bonus equal to 13% of earnings before tax.

We have purchased and maintain $10 million of key man life insurance on the life of Mr. Kahn.  Upon his death, we must repurchase, and Mr. Kahn’s estate, legal representatives and heirs must sell to us, all shares of our common stock then owned by Mr. Kahn, his spouse and any of his children.

Ms. Kahn and Mr. Wrubel are subject to non-competition and non-solicitation restrictions under their employment agreements.  Ms. Kahn’s employment agreement provides that she will not, among other things, (i) directly or indirectly be engaged as a principal in any other business activity or conduct that competes with our business or be an employee, consultant, director, principal, stockholder, advisor of, or otherwise be affiliated with, any such business, activity or conduct, or (ii) solicit our customers, clients, suppliers, middlemen, non-clerical employees, sales representatives, agents, or consultants, in each case during her period of employment and the four-year period thereafter, except that if her employment is terminated for disability, without cause, or by her following a breach by us, such period will terminate two years after the date of such termination of employment.  Mr. Wrubel’s employment agreement provides that, (i) during the employment term and for a period of 12 months thereafter, he will not, among other things, be engaged in, or be, an employee, director, partner, principal, stockholder or advisor of any business, activity or conduct that competes with our business and (ii) during the employment term and for a period of 18 months thereafter, he will not solicit our customers, clients, suppliers, middlemen, non-clerical employees, sales representatives, agents, or consultants.  Following termination of Mr. Wrubel’s employment, the foregoing will only apply to competition with regard to aluminum and such other commodities as were being sold by us within six months prior to such termination, except for solicitation regarding our non-clerical employees, sales representatives, agents, or consultants.

Compensation Philosophy and Process

Our executive compensation program is administered by our compensation committee.  As described above, the compensation committee determines annually the percentage increase in the base salary of Mr. and Ms. Kahn and Mr. Wrubel, subject to certain requirements set forth in our employment agreements, and determines the amount of any bonus to be awarded to Mr. and Ms. Kahn.  The compensation committee is responsible for approving any additional compensation paid to our named executive officers (e.g., any incentive awards).  Mr. and Ms. Kahn participate in decision-making regarding Mr. Wrubel’s compensation.

Our executive compensation program is administered with the aim of:

•	motivating our executives to enhance stockholder value by tying compensation to company and individual performance; and

•	ensuring our ability to retain and, if necessary in the future, attract superior executives.

Our named executive officers receive a base salary and an annual cash bonus as well as benefits that all of our employees receive.  We believe we must offer competitive salaries and other standard benefits to be able to attract, retain and motivate highly-qualified and experienced executives.  We believe that cash compensation for executives in excess of base salary should be tied to some combination of company and individual performance over the preceding fiscal year.

In setting compensation, each year the compensation committee assesses the reasonableness of total compensation levels for our named executive officers.  This assessment is made in part by considering both objective (corporate) and subjective (individual) performance criteria, which are used in determining the amount of any cash bonus for Mr. and Ms. Kahn and increase in base salary.  Mr. Wrubel’s annual cash bonus is determined based on our earnings before tax.  We believe it is necessary to compensate Mr. Wrubel in this manner in order to retain his services. The compensation committee does not establish specific corporate and individual performance targets at the beginning of each fiscal year, but rather evaluates both corporate and individual performance at the end of the year in connection with determining the next year’s compensation and awarding any cash bonuses for the previous year.

In assessing individual and company performance, the compensation committee considers, among other things, the individual’s contributions to our growth, the attainment of strategic objectives (whether the objectives relate to our product, geographic or customer diversification, expense control, increasing inventory turn rates, increasing gross profit margins, increasing pre-tax income or other objectives determined by the compensation committee or the board of directors from time to time) and the management of our assets or personnel.

The compensation committee does not use any outside compensation consultant in setting the compensation of our named executive officers.  In evaluating the performance of the named executive officers, the compensation committee has access to, and in its discretion may meet with, any of our officers or other employees.  In addition, the compensation committee is cognizant of, and may review and take into account compensation levels at other public companies in our industry, for whom information about executive pay is publicly available.  However, there are differences between us and these public companies, many of which are larger in terms of market capitalization, share of the product and geographic markets, and other factors.  In addition, these companies generally use much more complex cash and non-cash compensation schemes than us, and use equity incentives, which do not play a significant role in the compensation of our named executive officers.  We do not issue equity compensation to our named executive officers because they are already substantial equity holders and we believe that their incentives and interests are generally aligned with those of our other stockholders.  For these reasons, the compensation committee does not engage in any formal benchmarking of our compensation against peer companies, and does not target our compensation at any set level with reference to peer companies.

We do we make available to our named executive officers any pension (defined benefit) plans, or deferred compensation arrangements or any perquisites.  These officers do participate on the same basis as all other employees (that is, on a non-discriminatory basis) in our 401(k) plan and are eligible for the same medical benefits, including health insurance, as all other employees.

At the request of Mr. Kahn, the compensation committee will not consider whether to award a bonus to Mr. Kahn for 2011.  The compensation committee met and awarded a bonus to Ms. Kahn for 2011, however, she declined it.

Potential Payments Upon Termination or Change In Control

Our employment agreements do not require us to make payments or provide other benefits to our named executive officers in the event of a change in control of us or a termination without cause, except that in the event of a termination without cause, Mr. Wrubel is entitled, generally, to all earned and accrued but unpaid benefits and other compensation, plus severance equal to his salary for the remaining contract term.

2011 Outstanding Equity Awards at Fiscal Year End

The following table provides information on the holdings of stock options of the named executive officers at December 31, 2011.

	Option Awards

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Nathan Kahn	2,000	2,000(1)	$3.64	06/14/14
Sandra Kahn	2,000	2,000(2)	$3.64	06/14/14
Harvey Wrubel	200,000	200,000(3)	$1.625	09/17/19
___________________________

(1) These options are fully vested.

(2) These options are fully vested.

(3) These options are fully vested.

We have not made equity grants to executives (or directors) since 2004.  However, we could make such grants in the future if deemed necessary or appropriate by the compensation committee.  Stock options and/or restricted stock may be granted from time to time if necessary, for example, to encourage our named executive officers to continue in their positions or to better align their interests with those of our stockholders.  Such grants could also be made to non-employee directors, for example to provide additional compensation.  At such times as we have issued stock options to executives and directors under our stock option plan, all such grants were made with an exercise price equal to the closing market price of our common stock at the date of grant.

We maintain the 2006 Stock Option Plan, which provides for the granting of options to purchase not more than an aggregate of 559,000 shares of common stock. Under the 2006 Stock Option Plan, all canceled or terminated options are available for grants. All officers, directors and employees of the Company and other persons who perform services for the Company are eligible to participate in the 2006 Stock Option Plan.  Some or all of the options may be “incentive stock options” within the meaning of the Internal Revenue Code of 1986, as amended.

The 2006 Stock Option Plan provides that it is to be administered by the Board of Directors, or by a committee appointed by the Board, which will be responsible for determining, subject to the provisions of the 2006 Stock Option Plan, to whom the options are granted, the number of shares of common stock subject to an option, whether an option shall be incentive or non-qualified, the exercise price of each option (which, other than in the case of incentive stock options, may be less than the fair market value of the shares on the date of grant), the period during which each option may be exercised and the other terms and conditions of each option.  No options may be granted under the 2006 Stock Option Plan after June 26, 2016.

DIRECTOR COMPENSATION

The following table provides compensation information for the one year period ended December 31, 2011 for each non-employee member of our board of directors.

Name	Fees earned or paid in cash ($)	All other compensation ($)	Total ($)
Jack Bendheim	4,000		4,000
Peter Howard	6,000	190,000(1)	196,000
Douglas Kass	2,000		2,000
Nathan Mazurek	5,000		5,000
L Rick Milner	6,000		6,000
Morris Smith	5,000		5,000
William Spier	36,000	30,000(2)	66,000
___________________________

(1)	Compensation for Mr. Howard's work as managing director of overseas operations.

(2)	Compensation for Mr. Spier's assistance with the issuance of our 10% Convertible Senior Subordinated Notes Due June 1, 2016.

Each director is paid $1,000 for attendance (in person or by telephone) at meetings of the board of directors.  In addition, for terms of office beginning in June 2011 through June 2012, each non-employee board member other than Mr. Spier will receive compensation of $10,000. These annual fees were paid in January 2012.   Mr. Spier receives an annual retainer of $30,000 for serving as our non-executive chairman.  In addition, all directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 20, 2012 by:

•	each person known by us to beneficially own more than 5.0% of our common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all of our directors and executive officers as a group.

The percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, to our knowledge and subject to community property laws where applicable, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person’s address is c/o Empire Resources, Inc., One Parker Plaza, Fort Lee, New Jersey 07024. As of April 20, 2012, we had 9,198,125 shares outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Common Stock Owned (1)(2)

William Spier	398,215	(3)	4.2%

Nathan Kahn	4,036,420	(4)	42.3%

Sandra Kahn	4,036,420	(4)	42.3%

Harvey Wrubel	551,226	(5)	5.8%

Jack Bendheim	222,598	(6)	2.4%

Peter G. Howard	6,000	(7)	*

Douglas Kass	-		-

Nathan Mazurek	4,000	(8)	*

L. Rick Milner	13,000		*

Morris J. Smith	39,060		*

Leon G. Cooperman	1,780,778	(9)	16.2%

All directors and executive officers as a group (10 persons)	5,270,519	(10)	51.1%
_______________________
* Less than 1%

(1)
Shares of common stock beneficially owned and the respective percentages of beneficial ownership of common stock assume the exercise of all options and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of April 20, 2012, except as otherwise noted. Shares issuable pursuant to the exercise of stock options and other securities convertible into common stock exercisable within 60 days are deemed outstanding and held by the holder of such options or other securities for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

(2)	These percentages have been calculated based on 9,198,125 shares of common stock outstanding as of April 20, 2012.

(3)
Includes (i) 2,000 shares underlying options held by Mr. Spier that are currently exercisable or that will become exercisable within 60 days and (ii) 222,598 shares that may be acquired by Mr. Spier upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.

(4)
Includes (i) 4,000 shares underlying options held by Nathan and Sandra Kahn that are currently exercisable or that will become exercisable within 60 days and (ii) 333,897 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016. Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes Due June 1, 2016, of which Sandra Kahn disclaims beneficial ownership.

(5)
Includes (i) 200,000 shares underlying options held by Mr. Wrubel that are currently exercisable or that will become exercisable within 60 days and (ii) 111,299 shares that may be acquired by Mr. Wrubel upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.

(6)
Consists of 222,598 shares that may be acquired by BFI Co., LLC upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.  Mr. Bendheim, as Class A Manager of BFI Co., LLC, has voting and dispositive control over these shares.

(7)	Consists of 6,000 shares underlying options held by Mr. Howard that are currently exercisable or that will become exercisable within 60 days.

(8)	Consists of 4,000 shares underlying options held by Mr. Mazurek that are currently exercisable or that will become exercisable within 60 days.

(9)
Consists of (i) 890,394 shares that may be acquired by Mr. Cooperman upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 and (ii) 890,394 shares that may be acquired by The Leon and Toby Cooperman Family Foundation, for which Mr. Cooperman acts as trustee, upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.  Mr. Cooperman’s address is St. Andrew’s Country Club, 17024 Brookwood Drive, Boca Raton, Florida 33496.

(10)
Includes (i) 216,000 shares underlying options that are currently exercisable or that will become exercisable within 60 days and (ii) 890,392 shares that may be acquired upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.

SELLING STOCKHOLDERS

Up to 2,671,180 shares of our common stock are currently being offered by the selling stockholders under this prospectus.  This reflects the number of shares of common stock into which the 10% Convertible Senior Subordinated Notes Due June 1, 2016 are currently convertible, at a conversion price of 222.60 shares of common stock per $1,000 principal amount of notes.  The conversion price is subject to adjustment for cash and stock dividends, stock splits and similar transactions.  The current conversion price reflects four adjustments for dividends.  A total of up to 3,100,384 shares of our common stock are being registered by the registration statement of which this prospectus forms a part.  This amount is based upon a conversion price adjusted to give effect to anticipated quarterly dividend payments through June 1, 2016.  In making this estimate, we have assumed quarterly dividend payments of $0.025 per share, which we have paid since March 2009.  However, our board of directors reviews our dividend policy on a quarterly basis and makes a determination with respect to a dividend distribution, subject to profitability, free cash flow and the other requirements of the business. There can be no assurance that dividends will continue to be paid in the current amount, or at all.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus.  The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.  None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the percentage of our common stock beneficially owned by each selling stockholder after the offering, we have assumed that all shares offered by such selling stockholder have been sold, and therefore the calculation is based on a number of shares of common stock outstanding comprised of (i) 9,198,125 shares of common stock outstanding as of April 20, 2012 plus (ii) the number of shares offered by the selling stockholder in this offering.  The shares offered by one selling stockholder are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

	Ownership Before Offering		Ownership After Offering
Selling Stockholder	Number of shares of common stock beneficially owned (1)	Number of shares offered	Number of shares of common stock beneficially owned (1)	Percentage of common stock beneficially owned (1) (2)
BFI Co. LLC(3)	222,598	222,598	-	-
Leon G. Cooperman	890,394	890,394	-	-
The Leon and Toby Cooperman Family Foundation(4)	890,394	890,394	-	-
Nathan Kahn(5)	4,036,420	333,897	3,702,523	38.8%
William Spier(6)	398,215	222,598	175,617	1.9%
Harvey Wrubel(7)	551,226	111,299	439,927	4.6%

(1)
Shares of common stock beneficially owned and the respective percentages of beneficial ownership of common stock assume the exercise of all options and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of April 20, 2012, except as otherwise noted. Shares issuable pursuant to the exercise of stock options and other securities convertible into common stock exercisable within 60 days are deemed outstanding and held by the holder of such options or other securities for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

(2)	These percentages have been calculated based on 9,198,125 shares of common stock outstanding as of April 20, 2012.

(3)
Daniel Bendheim, Jonathan Bendheim and Yonina Bendheim Jacobson, as Class B Managers of BFI Co., LLC, and Jack Bendheim, as Class A Manager, all have voting and dispositive controls over such shares. Jack Bendheim serves as a member of our board of directors.  Jack Bendheim is the father of Daniel Bendheim, Jonathan Bendheim and Yonina Bendheim Jacobson.

(4)	Leon G. Cooperman, as Trustee of The Leon and Toby Cooperman Family Foundation, has voting and dispositive controls over such shares.

(5)	Nathan Kahn serves as our chief executive officer, president and a member of our board of directors.

(6)	William Spier serves as the chairman of our board of directors.

(7)	Mr. Wrubel serves as our vice president of sales/director of marketing and a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On June 3, 2011, we sold $12,000,000 principal amount of 10% Convertible Senior Subordinated Notes Due June 1, 2016 in a private placement to selected accredited investors.  Nathan Kahn, our chief executive officer and president, purchased $1,500,000 principal amount of notes; William Spier, the chairman of our board of directors, purchased $1,000,000 principal amount of notes; BFI Co. LLC, an entity managed by Jack Bendheim, a member of our board of directors, and members of his family, purchased $1,000,000 principal amount of notes; and Harvey Wrubel, our vice president of sales/director of marketing, purchased $500,000 principal amount of notes.

DESCRIPTION OF SECURITIES

We have authorized 20,000,000 shares of common stock, par value $0. 01 per share.  On April 20, 2012, there were 11,749,651 shares issued and 9,198,125 shares outstanding.  We also have currently outstanding $12,000,000 principal amount of 10% Convertible Senior Subordinated Notes Due June 1, 2016, which are currently convertible into 2,671,180 shares of common stock.  We are registering 3,100,384 shares of our common stock under the registration statement of which this prospectus forms a part.  This amount is based upon a conversion price adjusted to give effect to anticipated quarterly dividend payments through June 1, 2016.  In making this estimate, we have assumed quarterly dividend payments of $0.025 per share, which we have paid since March 2009.  However, our board of directors reviews our dividend policy on a quarterly basis and makes a determination with respect to a dividend distribution, subject to profitability, free cash flow and the other requirements of the business. There can be no assurance that dividends will continue to be paid in the current amount, or at all.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders.  Holders of our common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Notes

On June 3, 2011, we sold $12,000,000 principal amount of 10% Convertible Senior Subordinated Notes Due June 1, 2016 in a private placement to selected accredited investors.  The notes are currently convertible at the option of the holders into shares of common stock at a conversion price of 222.60 shares of common stock per $1,000 principal amount of notes, subject to adjustment for cash and stock dividends, stock splits and similar transactions at any time before maturity.  The current conversion price reflects four adjustments for dividends.  A total of up to 3,100,384 shares of our common stock are being registered by the registration statement of which this prospectus forms a part.  This amount is based upon a conversion price adjusted to give effect to anticipated quarterly dividend payments through June 1, 2016.  In addition, if the last reported sale price of the common stock for 30 consecutive trading days is equal to or greater than $7.00, and a registration statement is effective covering the resale of the shares of common stock issuable upon conversion of the notes, we have the right, in our sole discretion, to require the holders to convert all or part of their notes at the then applicable conversion rate.

Interest on the notes is payable in arrears on the first day of June and December every year the notes are outstanding.

In accordance with the Convertible Notes Purchase Agreement entered into in connection with the issuance of the notes, we were required to cause the election of a director designated by Leon G. Cooperman.  Mr. Cooperman’s current designee is Douglas Kass.  Absent a vote for such removal by the holders of our common stock, Mr. Cooperman’s designee may be removed only by our board of directors (A) for gross negligence or a material breach of his fiduciary or similar duties or (B) at any time after Mr. Cooperman and/or his affiliates cease to own notes convertible into at least 10% of our outstanding common stock, 10% of our outstanding common stock directly, or a combination thereof.  Mr. Cooperman and/or his affiliates shall not be deemed to drop below the 10% holdings requirement for any reason other than their sale or disposition of our securities.  For as long as Mr. Cooperman or his affiliates hold such designation right, if the members of our board of directors are to be re-elected, the board of directors is required to nominate and recommend that our stockholders elect such designee.  Upon the occurrence of certain events of default, Mr. Cooperman has the option to appoint a second director nominee in lieu of accelerating payment of unpaid principal and accrued interest.

The Convertible Notes Purchase Agreement includes standard covenants, including a requirement to use our reasonable best efforts to maintain the availability of current public information and comply with the rules of the OTCQX, restrictions on our ability to incur certain indebtedness and create certain liens, and a requirement to register the common stock issuable upon conversion of the notes for resale under the Securities Act of 1933, as amended.  If we fail to comply with the registration requirements in a timely manner, then we may be required, at each holder’s option, to (i) repurchase (a) all of the common stock issued upon any prior exercise of such holder’s notes or (b) such holder’s notes, in each case for 110% of the principal amount of the notes repurchased, plus accrued and unpaid interest, or (ii) make an additional payment in an amount equal to 2% per annum of the principal amount of the notes.  As of the date of this prospectus, and upon its effectiveness, we are in compliance with all the covenants in the Convertible Notes Purchase Agreement.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Section 203 of the Delaware General Corporation Law, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would result in the issuance or transfer by the corporation of any of its stock to the interested stockholder; certain transactions that would increase the interested stockholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, an “interested stockholder” is any person who is the owner of 15% or more of the outstanding voting stock of the corporation, an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date or the affiliates and associates of such person. The term “owner” is broadly defined to include any person that individually or with or through such person’s affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote such stock pursuant to any agreement or understanding, or has an agreement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

The restrictions described above do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. We have not opted out of Section 203, but we are not currently subject to it because we are not listed on a national securities exchange and our securities are held of record by fewer than 2,000 stockholders.  However, we could become subject to it if we become so listed or so held.

If Section 203 becomes applicable to us, it could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, could discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.  Therefore, these provisions could adversely affect the price of our common stock.  Among other things, our certificate of incorporation and bylaws:

•
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by our board of directors, chairman, chief executive officer, president or secretary; and

•	provide advance notice provisions with which a stockholder who wishes to nominate a director or propose other business to be considered at a stockholder meeting must comply.

Indemnification of Directors and Officers

Pursuant to Section 145 of the Delaware General Corporation Law, a corporation has the power to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Such determination shall be made, in the case of an individual who is a director or officer at the time of such determination:

•	by a majority of the disinterested directors, even though less than a quorum;

•	by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

•	if there are no disinterested directors, or if such directors so direct, by independent legal counsel; or

•	by a majority vote of the stockholders, at a meeting at which a quorum is present.

Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

The Delaware General Corporation Law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action.

The Delaware General Corporation Law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

Under the Delaware General Corporation Law, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by bylaw, agreement, vote of stockholders, disinterested directors or otherwise.

Limitation of Personal Liability of Directors

The Delaware General Corporation Law provides that a corporation’s certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	violation of certain provisions of the Delaware General Corporation Law;

•	any transaction from which the director derived an improper personal benefit; or

•	any act or omission prior to the adoption of such a provision in the certificate of incorporation.

Our certificate of incorporation provides that our directors shall not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling stockholders” includes the successors-in-interest, donees, transferees, pledgees or others who may later hold the selling stockholders’ interests. In all cases, the selling stockholders will act independently of us in making decisions with respect to the timing, manner, size and price of each sale.

Each selling stockholder of the common stock may, from time to time, sell any or all of their shares of common stock on the OTCQX or any other stock exchange, market or trading facility on which the shares are listed or quoted at the time of sale or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares;

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers, including institutional investors;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short after the effective date of the registration statement of which this prospectus is a part and deliver common stock registered hereby to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the shares of common stock will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement solely for its own account and not with a view to, or for offer or sale in connection with, any distribution thereof.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the common stock by the selling stockholders.

We have agreed to keep this prospectus effective until the earlier of (i) one year after the maturity date of the notes or (ii) the date on which the shares registered have been sold.  The common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

LEGAL MATTERS

Haynes and Boone, LLP, New York, New York, will pass upon the validity of the shares of our common stock offered by the selling stockholders under this prospectus.

EXPERTS

Our financial statements as of December 31, 2011 and 2010 and for the years then ended included in this prospectus have been audited by EisnerAmper LLP, an independent registered public accounting firm, as stated in its report appearing in the registration statement, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that the selling stockholders are offering in this prospectus.

Following this offering, we will be required to file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, http://www.empireresources.com, you can access electronic copies of documents we file with the Securities and Exchange Commission. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practicable after filing with the Securities and Exchange Commission. You may also request a copy of those filings, excluding exhibits, from us at no cost. Any such request should be addressed to us at: One Parker Plaza, Fort Lee, New Jersey 07024, Attention: Nathan Kahn, Chief Executive Officer and President.

EMPIRE RESOURCES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Empire Resources, Inc.
Fort Lee, New Jersey

We have audited the accompanying consolidated balance sheets of Empire Resources, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empire Resources, Inc. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eisner Amper LLP

New York, New York
March 29, 2012

EMPIRE RESOURCES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands except share amounts)

	December 31, 2011	December 31, 2010

ASSETS
Current assets:
Cash	$4,274	$1,270
Trade accounts receivable (less allowance for doubtful accounts of $527 and $331)	56,504	41,174
Inventories	184,113	132,196
Deferred tax assets	3,384	2,611
Other current assets	11,053	8,795
Total current assets	259,328	186,046
Advance to supplier, net of imputed interest of $521	4,479	0
Preferrential supply agreement	521	0
Long-term financing costs, net of amortization	1,360	0
Property and equipment, net	4,040	4,078
Total assets	$269,728	$190,124

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable - banks	$154,424	$100,447
Current maturities of mortgage payable	160	151
Trade accounts payable	50,054	31,482
Income taxes payable	4,060	6,143
Accrued expenses and derivative liabilities	4,089	10,537
Dividends payable	231	0
Total current liabilities	213,018	148,760

Mortgage payable, net of current maturities	1,461	1,621
Subordinated convertible debt net of unamortized discount of $2,499	9,501	0
Derivative liability for embedded conversion option	1,934	0
Deferred taxes payable	212	0

Commitments and Contingencies (Note Q)

Stockholders' equity:
Common stock $.01 par value, 20,000,000 shares authorized and 11,749,651 shares issued at December 31, 2011 and December 31, 2010	117	117
Additional paid-in capital	11,937	11,937
Retained earnings	35,271	31,235
Accumulated other comprehensive loss	(214)	(96)
Treasury stock 2,511,245 and 2,490,745 shares at December 31, 2011 and December 31, 2010	(3,509)	(3,450)
Total stockholders' equity	43,602	39,743
Total liabilities and stockholders' equity	$269,728	$190,124

See notes to consolidated financial statements

EMPIRE RESOURCES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands except per share amounts)

	Year Ended December 31,
	2011	2010
Net sales	$514,633	$465,013
Cost of goods sold	490,102	434,785
Gross profit	24,531	30,228
Selling, general and administrative expenses	13,336	12,031
Operating income before impairment recovery	11,195	18,197
Impairment recovery	0	346
Operating income	11,195	18,543
Other income/(expense)
Change in value of derivative liability	896	0
Interest expense, including amortization of debt discount	(4,039)	(3,997)
Income before income taxes	8,052	14,546
Income taxes	3,091	5,401
Net income	$4,961	$9,145
Weighted average shares outstanding:
Basic	9,255	9,260
Diluted	10,987	9,435
Earnings per share:
Basic	$0.54	$0.99
Diluted	$0.46	$0.97

See notes to consolidated financial statements

EMPIRE RESOURCES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
(In thousands except per share amounts)

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity	Total Comprehensive Income
Balance at December 31, 2009	11,750	$117	$11,919	$23,942	$(1,275)	$(3,378)	$31,325
Treasury stock acquired						(83)	(83)
Stock options exercised			7			11	18
Tax benefit applicable to exercise of stock options			11				11
Net change in cumulative translation adjustment					(120)		(120)	(120)
Decrease in value of interest rate swap liability, net of deferred tax of $782					1,303		1,303	1,303
Decrease in value of marketable securities net of deferred tax of ($2)					(4)		(4)	(4)
Dividends ($0.20 per share)				(1,852)			(1,852)
Net income				9,145			9,145	9,145
								$10,324
Balance at December 31, 2010	11,750	117	11,937	31,235	(96)	(3,450)	39,743
Treasury stock acquired						(59)	(59)
Net change in cumulative translation adjustment					(127)		(127)	(127)
Decrease in value of interest rate swap liability, net of deferred tax of $5					9		9	9
Dividends ($0.10 per share)				(925)			(925)
Net income				4,961			4,961	4,961
								$4,843
Balance at December 31, 2011	11,750	$117	$11,937	$35,271	$(214)	$(3,509)	$43,602

See notes to consolidated financial statements

EMPIRE RESOURCES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$4,961	$9,145
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	434	374
Change in value of derivative liability	(896)	0
Amortization of convertible note discount	330	0
Impairment recovery	0	(346)
Provision for doubtful accounts	207	0
Deferred income taxes	(564)	(32)
Foreign exchange loss, and other	(11)	155
Changes in:
Restricted cash	0	2,149
Trade accounts receivable	(15,584)	(13,245)
Inventories	(52,368)	(17,564)
Other current assets	(2,332)	(6,240)
Trade accounts payable	18,569	(21,314)
Income taxes payable	(2,083)	4,440
Accrued expenses and derivative liabilities	(6,451)	(2,101)
Net cash used in operating activities	(55,788)	(44,579)
Cash flows used in investing activities:
Advance related to supply agreement	(5,000)	0
Net proceeds from sale of property and equipment	0	346
Purchases of property and equipment	(84)	(27)
Net cash (used in)/provided by investing activities	(5,084)	319
Cash flows provided by financing activities:
Proceeds from subordinated convertible debt	12,000	0
Proceeds from notes payable – banks	54,395	46,691
Repayments - mortgage payable	(151)	(141)
Dividends paid	(694)	(2,085)
Deferred financing costs	(1,596)	0
Treasury stock purchased	(59)	(83)
Stock options exercised	0	18
Tax benefit from stock options exercised	0	11
Net cash provided by financing activities	63,895	44,411
Net increase in cash	3,023	151
Effect of exchange rate	(19)	(23)
Cash at beginning of year	1,270	1,142
Cash at end of the year	$4,274	$1,270
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$3,787	$4,037
Income taxes	$2,931	$5,718
Non cash financing activities:
Dividend declared but not yet paid	$231	$0

See notes to consolidated financial statements

EMPIRE RESOURCES, INC. AND SUBSIDIARIES

Note A - BUSINESS

Empire Resources, Inc. (“the Company”) is engaged principally in the purchase, sale and distribution of value added semi-finished aluminum and steel products to a diverse customer base located throughout the Americas, Australia, Europe and New Zealand.  The Company sells its products through its own marketing and sales personnel and through its independent sales agents located in the U.S. and Europe who receive commissions on sales.  The Company purchases from several suppliers located throughout the world (see Note B [14]).

Note B - Summary of Significant Accounting Policies

[1]	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All intercompany balances and transactions have been eliminated on consolidation.

[2]	Revenue recognition:

Revenue on product sales is recognized at the point in time when the product has been shipped, title and risk of loss has been transferred to the customer, and the following conditions are met: persuasive evidence of an arrangement exists, the price is fixed and determinable, and collectability of the resulting receivable is reasonably assured.

[3]	Accounts receivable and allowance policy:

Accounts receivable are stated as the outstanding balance due from customers, net of an allowance for doubtful accounts.  The Company maintains a credit insurance policy with a 10% co-pay provision for most accounts receivable.  The Company will provide an allowance for doubtful accounts in the event that it determines there may be probable losses beyond the credit insurance coverage.

[4]	Inventories:

Inventories which consist of purchased semi-finished metal products are stated at the lower of cost or market.  Cost is determined by the specific-identification method. Inventory has generally been purchased for specific customer orders.  The carrying amount of inventory which is hedged by futures contracts designated as fair value hedges is adjusted to fair value.

[5]	Property and equipment:

Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.  Impaired assets are written down to their net realizable value.

[6]	Derivatives:

The Company recognizes all derivatives in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings (fair value hedge), or recognized in other comprehensive income until the hedged item is recognized in earnings (cash flow hedge). The ineffective portion of a derivative’s change in fair value, if any, is immediately recognized in earnings. When a hedged item in a fair value hedge is sold, the adjustment in the carrying amount of the hedged item is recognized in earnings (see Note E).

[7]	Foreign currency translation:

The functional currency of Empire Resources Pacific Ltd., a wholly-owned domestic subsidiary which acts as a sales agent in Australia and New Zealand, is the Australian dollar.  The Company also has a wholly owned foreign subsidiary incorporated in Belgium which sells semi-finished aluminum products in Europe.  The functional currency of this subsidiary is the Euro. Cumulative translation adjustments, which are charged or credited to accumulated other comprehensive income, arise from translation of functional currency amounts into U.S. dollars.

[8]	Income taxes:

The Company follows the asset and liability approach for deferred income taxes.  This method provides that deferred tax assets and liabilities are recorded, using currently enacted tax rates, based upon the difference between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes.

Deferred tax asset valuation allowances are recorded when management does not believe that it is more likely than not that the related deferred tax assets will be realized.

[9]	Per share data:

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted average number of common shares outstanding during the year.  Diluted earnings per share give effect to all dilutive outstanding stock options, using the treasury stock method and assumed conversion of subordinated debt, weighted for the period the debt was outstanding (see Note O).

[10]	Stock - based compensation:

Stock-based compensation expense for an award of equity instruments, including stock options, is recognized over the vesting period based on the fair value of the award at the grant date.

[11]	Newly Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standard Board “FASB” issued amended accounting guidance on the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Additionally, the guidance requires a roll-forward of activities with respect to assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The Company adopted this guidance on January 1, 2010, except for the disclosure on roll-forward activities for Level 3 fair value measurements which became effective and was adopted on January 1, 2011. The adoption did not have any effect on the Company’s consolidated financial statements.

In May 2011, the FASB issued new guidance which amends fair value disclosures for fiscal years beginning after December 15, 2011. Such amendments include a consistent definition of fair value, enhanced disclosure requirements for Level 3 fair value adjustments and other changes to required disclosures. The Company will comply with the disclosure enhancements of this amendment when the amendment is effective.

In June 2011, the FASB issued authoritative guidance that amends the presentation of comprehensive income in the financial statements by requiring an entity to present the total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update also eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2011, with early adoption permitted. The Company will adopt this guidance effective January 1, 2012.

[12]	Fair Value

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy consists of three broad levels, as described below:

The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Derivative contracts consisting of aluminum contracts, foreign currency contracts, and interest rate swaps are valued using quoted market prices and significant other observable inputs.  These financial instruments are typically exchange-traded and are generally classified within Level 1 or Level 2 of the fair value hierarchy depending on whether the exchange is deemed to be an active market or not. The conversion option embedded in convertible subordinated notes issued in 2011 was valued using Level 3 inputs.

Major categories of assets and liabilities measured at fair value at December 31, 2011 and 2010 are classified as follows (in thousands):

	December 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2
Assets:
Inventories	$172,068			$120,702
Aluminum futures contracts	4,915			40
Advance to supplier		$4,479
Liabilities:
Foreign currency futures contracts	$315			2,037
Interest rate swap contracts		$161			$176
Aluminum futures contracts				3,532
Embedded conversion option			$1,934

[13]	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.   Actual results could differ from these estimates.

[14]	Significant customers and concentration of suppliers:

During 2011, two customers accounted for sales of 12.3% and 11.6% as compared to 10.7% and 10.4% in 2010.

The Company’s purchase of metal products is from a limited number of suppliers located throughout the world. Two suppliers, PT. Alumindo and Hulamin Ltd, accounted for 47% of total purchases for the year ended December 31, 2011.  Two suppliers, Elval Hellenic Aluminium and PT. Alumindo Light Metal Industries accounted for 39% of total purchases during the year ended December 31, 2010 The Company’s loss of any of its largest suppliers or a material default by any such supplier in its obligations to the Company would have at least a short-term material adverse effect on the Company’s business.

Note C – Fair Value of Financial Instruments

The carrying amounts of variable rate notes payable to the banks and the variable rate mortgage payable approximate fair value as of December 31, 2011 and 2010 because these notes reflect market changes to interest rates. The fair value of the subordinated convertible debt approximates its principal amount of $12 million at December 31, 2011, which exceeds its carrying amount as a result of the unamortized discount related to the bifurcation of the embedded conversion option. Derivative financial instruments are carried at fair value (see Note B [12]).

Note D – Property and Equipment

Property and equipment are summarized as follows: (in thousands)

	December 31,
	2011	2010	Estimated Useful Life
Cost:
Land	$1,180	$1,180
Buildings and improvements	3,165	3,165	40 and 10 years
Other equipment	1,296	1,212	3 to 5 years
	5,641	5,557
Less: Accumulated depreciation	1,601	1,479
Net Book Value	$4,040	$4,078

Depreciation expense was $122,000 and $140,000 for the years ended December 31, 2011 and 2010, respectively.

In 2010, the Company sold an extrusion press for net proceeds of $346,000 which has been reflected as income from an impairment recovery in the consolidated statement of operations. For 2009, the Company recognized an impairment charge equivalent to the carrying value of the press and related equipment.

Note E – Derivative Financial Instruments and Risk Management

The Company uses derivative financial instruments designated as fair value hedges to manage its exposure to commodity price risk and foreign currency exchange risk inherent in its operations.  It is the Company’s policy to hedge such risks to the extent practicable.  The Company enters into high-grade aluminum futures contracts to limit its gross margin exposure by hedging the metal content element of firmly committed purchase and sales commitments. The Company also enters into foreign exchange forward contracts to hedge its exposure related to commitments to buy and sell non-ferrous metals denominated in international currencies.

The Company’s unrealized assets and liabilities in respect of its fair value hedges measured at fair value at December 31, 2011 and 2010 are as follows (in thousands):

		December 31,
Derivatives designated as fair value hedges	Balance Sheet Location	2011	2010
Asset derivatives:
Aluminum futures contracts	Other current assets	4,915	$40
Total		$4,915	$40

Liability derivatives:
Foreign currency futures contracts	Accrued expenses and derivative liabilities	$315	$2,037
Aluminum futures contracts	Accrued expenses and derivative liabilities	0	3,532
Total		$315	$5,569

For the years ended December 31, 2011, and 2010, hedge ineffectiveness associated with derivatives designated as fair value hedges was insignificant, and no fair value hedges were derecognized.

On October 31, 2011 MF Global UK Limited (“MFG”), one the Company’s London Metal Exchange (“LME”) clearing brokers, went into special administration under The Investment Bank Special Administration Regulations 2011 in the UK.  As of this date the Company had no cash balances with MFG. The majority of the positions traded through MFG were transferred to another LME broker, however, for the contracts not transferred, the Company has a claim of approximately $800,000 against MFG, representing the fair value of the contracts on such date. Of such amount, unsettled contracts valued at $536,000, which hedged inventory which was sold prior to December 31, 2011, has been written off to cost of goods sold based on the uncertainty of recoverability from MFG.

An active market is developing in the trade of these claims and the Company is in discussions to explore the sale of its claim against MFG.

As discussed in Notes G and H, the Company has entered into interest rate swaps to convert a mortgage and a portion of the revolving credit facility from a variable rate to a fixed rate obligation.  These swaps have been designated as cash flow hedges and the Company’s unrealized liabilities relating to them measured at fair value at December 31, 2011 and 2010 are as follows (in thousands):

		December 31,
Derivatives designated as cash flow hedges	Balance Sheet Location	2011	2010
Liability derivatives:
Interest rate swap contracts	Accrued expenses and derivative liabilities	$161	$176

A corresponding debit, net of deferred taxes, is reflected in accumulated other comprehensive loss in the accompanying balance sheet (see Note L).

The table below summarizes the realized gain or (loss) on the Company’s derivative instruments and their location in the income statement (in thousands):

			Year Ended December 31
Derivatives in hedging relationships		Location of Gain or (Loss) Recognized	2011	2010
Foreign currency futures	(a)	Cost of Goods Sold	$1,731	$543
Interest rate swaps	(b)	Interest Expense	(74)	(2,383)
Aluminum futures	(c)	Cost of Goods Sold	6,352	(4,304)
Total			$8,009	$(6,144)

(a)	Fair value hedge: the related hedged item is accounts receivable and an offsetting loss in 2011 and 2010 in the same respective amounts are included in cost of goods sold.

(b)	Cash flow hedge: recognized loss reclassified from accumulated other comprehensive loss.

(c)
Fair value hedge: the related hedged item is inventory and an offsetting loss in 2011 and gain in 2010 in the same respective amounts is included in cost of goods sold.  Also included is a loss of approximately $536,000 related to the write off of unsettled contracts referred to above.

Note F – Accrued expenses and derivative liabilities

Accrued expenses and derivative liabilities consist of the following:
(in thousands):

	December 31,
	2011	2010
Accrued expenses	$3,613	$4,792
Derivative liabilities	476	5,745
	$4,089	$10,537

Note G – Mortgage Payable

In December 2004, the Company entered into a mortgage in connection with the purchase of a warehouse. The mortgage, which requires monthly payments of approximately $21,600 including interest, bears interest at LIBOR + 1.75% and matures in December 2014.

In connection with the mortgage, the Company entered into an interest rate swap with a bank which has been designated as a cash flow hedge.  Effective 2004 through December 29, 2014, each month the Company will pay a fixed interest rate of 6.37% to the bank on a notional principal equal to the outstanding principal balance of the mortgage.  In return, the bank will pay to the Company a floating rate, namely, LIBOR, to reset monthly plus 1.75% on the same notional principal amount.

The following are the future maturities of the mortgage at December 31, 2011 (in thousands):

Year ending December 31,
2012	161
2013	171
2014	1,289
$1,621

Note H - Notes Payable

The Company was a party to an amended and restated credit agreement with JPMorgan Chase Bank, N.A. for itself and as the agent for Rabobank International, New York branch, Citicorp USA, Inc., Brown Brothers Harriman & Co., and Fortis Capital Corp., which provided for a $175 million revolving line of credit, including a commitment to issue letters of credit and a swing-line loan sub facility, with a maturity date of June 30, 2011. The credit agreement provided that amounts under the facility could be borrowed and repaid, and re-borrowed, subject to a borrowing base test, until the maturity date of June 30, 2011.  Amounts borrowed by the Company bore interest of LIBOR, Eurodollar, money market, or base rates, at the Company’s option, plus an applicable margin. The applicable margin was determined by the Company’s leverage ratios. Borrowings under the credit agreement were collateralized by security interests in substantially all of the Company’s assets. The credit agreement contained financial and other covenants including but not limited to, covenants requiring maintenance of minimum tangible net worth and compliance with leverage ratios, as well as an ownership minimum and limitations on other indebtedness, liens, and investments and dispositions of assets. As of December 31, 2010, the credit utilized under the agreement amounted to $137.3 million, including $41.9 million outstanding letters of credit.

In connection with the revolving line of credit, the Company entered into interest rate swaps with a total notional amount of $70 million which terminated in August 2010. These swaps were designated as cash flow hedges of the variable interest on that portion of the credit agreement up to the notional amount. During the term of the swaps, the Company paid a weighted average fixed rate of 5.14% plus a spread to the bank, and in return the bank paid the Company a floating LIBOR rate plus a spread. This floating rate reset monthly.

On April 28, 2011 the Company entered into a new working capital credit agreement with Rabobank International, for itself and as lead arranger and agent, JPMorgan Chase, for itself and as syndication agent, and ABN AMRO, BNP Paribas, RBS Citizens, Société Générale, and Brown Brothers Harriman. The $200 million secured, asset-based credit facility matures on June 30, 2014 and refinanced the Company’s $175 million credit agreement. The agreement includes a commitment to issue letters of credit and also allows additional increases in the line of credit of up to $50 million, subject to certain restrictions. Amounts borrowed bear interest of Eurodollar, money market or base rates, at the Company’s option, plus an applicable margin. The Company’s borrowings under this line of credit are secured by substantially all of the Company’s assets. The credit agreement contains financial and other covenants including but not limited to, covenants requiring maintenance of minimum tangible net worth of $25 million plus an aggregate amount equal to 25% of the Company’s positive net earnings after December 31, 2011 and compliance with a leverage ratio of not more than 6.00 to 1, as well as an ownership minimum and limitations on other indebtedness, liens, and investments and dispositions of assets. The credit agreement provides that amounts under the facility may be borrowed and repaid, and re-borrowed, subject to a borrowing base test, until the maturity date of June 30, 2014.  As of December 31, 2011, the Company had borrowings of $146 million outstanding under the credit agreement, bearing interest at 2.7%, and the Company was in compliance with all financial covenants. In addition, the credit utilized under the agreement included $34 million outstanding letters of credit.

The Company’s wholly owned Belgian subsidiary, Imbali Metals BVBA, operates under a line of credit with ING Belgium S.A./N.V., with a EUR 8 million commitment for loans and documentary letters of credit. Loan advances are limited to a percentage of Imbali’s pledged accounts receivables and inventory. This secured credit arrangement is unconditionally guaranteed by us. As of December 31, 2011, we had borrowings of EUR6.5 million ($8.4 million) under this line of credit, bearing interest at EURIBOR plus 1.75%, and we were in compliance with all financial covenants. As of December 31, 2010, we had borrowings of EUR 3.8 million ($5.0 million) outstanding under this line of credit, and we were in compliance with all financial covenants.

Note I – Convertible Subordinated Debt

On June 3, 2011, the Company sold $12,000,000 principal amount of 10% Convertible Senior Subordinated Notes Due June 1, 2016 in a private placement to selected accredited investors.  As of December 31, 2011, the notes are convertible at the option of the holders into shares of common stock at a conversion price of 219.05 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of $4.57 per share of common stock), subject to dilutive adjustment for cash and stock dividends, stock splits and similar transactions, at any time before maturity.  The current conversion price reflects three adjustments for dividends declared on common stock subsequent to the issuance of the notes through such date.  In addition, if the last reported sale price of the Company’s common stock for 30 consecutive trading days is equal to or greater than $7.00, and a registration statement is effective covering the resale of the shares of common stock issuable upon conversion of the notes, the Company has the right, in its sole discretion, to require the holders to convert all or part of their notes at the then applicable conversion rate.  Interest on the notes is payable in arrears on the first day of June and December every year the notes are outstanding. The note contains covenants, including restrictions on the Company’s ability to incur certain indebtedness and create certain liens. Officers and directors of the Company and certain affiliated entities purchased $4 million principal amount of the notes.

The majority of proceeds of the convertible subordinated debt is earmarked for a long term advance in connection with a supply agreement with the Indonesian company PT. Alumindo Light Metal Industry Tbk, (PT. Alumindo) a leading producer of high quality semi-finished aluminum products, and its affiliates, as described below.  The agreement calls for the Company to provide a $10 million non-interest bearing loan to an affiliate of PT. Alumindo to enable the expansion of capacity within that group of companies’ production network.  As of December 31, 2011, the Company had advanced $5 million to an affiliate of PT. Alumindo.  The agreements also provide for a long term, multi-year substantial and preferential supply position from PT. Alumindo's premier aluminum rolling mill located in Surabaya, Indonesia.   The loan is to be repaid to the Company beginning on January 1, 2013 in monthly installments of $277,777. If the Company and PT. Alumindo are unable to agree on a product price under the supply agreement for any given quarter, the monthly re-payment obligation will increase to $555,555and the outstanding balance will accrue interest, at the one month U.S. dollar LIBOR rate plus 3.5% per annum, per month. The entire remaining balance, if any, must be repaid on January 1, 2016.  The specific parties to the agreement, PT. Alumindo, Southern Aluminum Industry and Fung Lam Trading Company, are related parties controlled by the Maspion Group - Indonesia.  The Fung Lam Trading Company Ltd, which is wholly owned by the Maspion Group, is a holding company for the group’s investments in China, including 70% ownership of Southern Aluminum Industry. The loan was made to Fung Lam Trading Company Ltd at the request of Maspion Group – Indonesia.  The purpose of the loan was to allow the Maspion Group - Indonesia to increase their overall production capacity, specifically for regional markets and for distribution in China. As consideration for this loan the Maspion Group - Indonesia agreed to make available a committed and significant tonnage of production to the Company on a guaranteed and long-term basis, which will help the Company lessen the risk of an interruption in the sources of its metal supply, from PT. Alumindo’s mill in Surabaya, Indonesia, with which the Company has had substantial experience.  The supply agreement calls for increased supply and minimum tonnages.

Interest at the rate of 3.69%, based on the interest rate chargeable in the agreement in the event the supplier does not meet its supply commitments, has been imputed on the non-interest bearing advance and the resulting discount which amounted to $521,000 has been ascribed to the preferential supply agreement.  Imputed interest will be recorded in income over the term of the advance by use of the interest method. The preferential supply agreement will be amortized by the straight line method over three years starting from January 1, 2013, the date that the increased supply is due to begin.

As a result of transactions which cause adjustments to the conversion rate, the embedded conversion option has been bifurcated and recorded as a separate derivative liability at a fair value at issuance of the notes of $2,829,000, with a corresponding discount recorded on the notes. The derivative liability is carried at fair value with changes therein recorded in income. The quarterly mark to market of the derivative liability will result in non-operating, non-cash gains or losses based on decreases or increases in the Company’s stock market price, respectively, among other factors. The non-cash discount is being amortized as additional interest expense over the term of the notes by use of the interest method. During the period ended December 31, 2011, the change in the fair value of the derivative liability resulted in a gain of $896,000 and amortization of the discount amounted to $330,000.

The derivative liability was valued using a lattice model using Level 3 inputs. This technique was selected because it embodies all of the types of inputs that the Company expects market participants would consider in determining the fair value of equity linked derivatives embedded in hybrid debt agreements.

The following table summarizes the significant inputs resulting from the calculations at issuance and year end:

	2011
	December 31,	June 3,
Equity value (in thousands)	$25,897	$36,811
Volatility	70%	70%
Risk free return	0.83%	1.6%
Dividend Yield	3.57%	2.51%
Strike Price	$4.57	$4.65

Note J - Stock Options

The Company’s 2006 Stock Option Plan (the “2006 Plan”), as amended, provides for the granting of options to purchase not more than an aggregate of 559,000 shares of common stock. Under the 2006 Plan, all canceled or terminated options are available for grants. All officers, directors and employees of the Company and other persons who perform services for the Company are eligible to participate in the 2006 Plan.  Some or all of the options may be “incentive stock options” within the meaning of the Internal Revenue Code of 1986, as amended.

The 2006 Plan provides that it is to be administered by the Board of Directors, or by a committee appointed by the Board, which will be responsible for determining, subject to the provisions of the 2006 Plan, to whom the options are granted, the number of shares of common stock subject to an option, whether an option shall be incentive or non-qualified, the exercise price of each option (which, other than in the case of incentive stock options, may be less than the fair market value of the shares on the date of grant), the period during which each option may be exercised and the other terms and conditions of each option.  No options may be granted under the 2006 Plan after June 26, 2016.

The following is a summary of stock option activity for the years ended December 31, 2011 and 2010:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual term (years)	Aggregate Intrinsic Value
Options outstanding and exercisable at December 31, 2009	443,000	$1.54	$9.23	$25,470
Options exercised	(10,000)	$1.76
Options canceled	(15,000)	$1.35
Options outstanding and exercisable at December 31, 2010	418,000	$1.54	8.48	$1,530,500
Options canceled	(2,000)	$0.98
Options outstanding and exercisable at December 31, 2011	416,000	$1.53	7.48	$532,060

Options available for grant under 2006 Plan at December 31, 2011	409,000

During 2011 and 2010, there were no stock option grants.  As of December 31, 2011 and 2010, there was no unrecognized compensation expense, as all options had vested by December 31, 2009. Treasury shares were issued for the 10,000 options exercised in 2010.  The intrinsic value of options exercised during 2010 was $29,764.

Note K - Treasury Stock

On July 22, 2008, the Board of Directors authorized the Company to repurchase up to 2,000,000 shares of its common stock.  As of December 31, 2011, the Company repurchased a total of 597,778 shares under the repurchase program for an aggregate cost of $1,280,732 of which 20,500 shares were purchased in 2011 and 53,544 shares were purchased in 2010.

Note L – accumulated other comprehensive loss

Components of accumulated other comprehensive loss included in the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
	2011		2010
Foreign currency translation adjustment		$(97)		$30
Unrealized (loss) on interest-rate swap derivative contract, net of tax ($61) and ($66), respectively		(101)		(110)
Unrealized (loss) on investment in marketable securities, net of tax ($10) and ($9), respectively	(a)	(16)	(a)	(16)
		$(214)		$(96)

(a) Relates to marketable securities classified as available for sale, carried at market value of $12 and $12 at December 31, 2011 and 2010, respectively, and is included in other current assets.

Note M - Income Taxes

The components of income/(loss) before income taxes were as follows (in thousands):

	Year Ended December 31,
	2011	2010
U.S.	$7,030	$13,216
Foreign	1,022	1,330
	$8,052	$14,546

Income tax expense (benefit) consists of the following (in thousands):

	Year Ended December 31,
	2011	2010
Current
U.S. Federal	$2,763	$4,459
State and local	635	974
Foreign	256	0
	3,654	5,433
Deferred
U.S. Federal	(470)	(13)
State and local	(93)	(19)
Foreign	0	0
	(563)	(32)
	$3,091	$5,401

The U.S. statutory rate can be reconciled to the effective tax rate as follows (in thousands):

	Year Ended December 31,
	2011	2010
Provision for taxes at statutory rate	$2,738	$4,991
State and local taxes, net of federal tax effect	335	596
Permanent differences and other current year adjustments	37	(91)
Other	(19)	(95)
	$3,091	$5,401

Deferred tax assets and liabilities are composed of the following (in thousands):

	December 31,
	2011	2010
Deferred current tax assets
Allowance for doubtful accounts	$184	$126
Accrued expenses	273	302
Inventories	2,810	2,068
Marketable Securities	10	9
Stock Options	80	79
Derivative contracts	61	66
	3,418	2,650
Deferred current tax liabilities
Property and Equipment	(34)	(39)
	(34)	(39)
Net deferred current tax assets	3,384	2,611
Deferred long-term tax assets
Derivative liability for embedded conversion option	725	0
Advance to supplier	199	0
	924	0
Deferred long-term tax liabilities
Unamortized debt discount	(937)	0
Preferrential supplier agreement	(199)
	(1,136)	0
Net deferred long-term tax liabilities	(212)	0
Net deferred tax assets	$3,172	$2,611

Income from foreign subsidiaries and related foreign income taxes primarily relate to Imbali, the Company’s Belgian subsidiary.  For US income tax purposes, the Company has elected to treat Imbali as a disregarded entity and include its taxable income in the Company’s consolidated federal income tax return and separate state income tax returns.  Federal income taxes attributable to Imbali’s taxable income are offset by tax credits for foreign taxes paid by Imbali.  Undistributed earnings of Imbali amounted to approximately $3.2 million at December 31, 2011.  Upon distribution of the earnings in the form of dividends, the Company would be required to pay Belgian withholding tax at the rate of 5%.  As the Company intends to indefinitely reinvest such earnings, no provision for such withholding tax has been provided.  For federal income tax purposes, foreign tax credits would be available to the Company for the withholding tax, subject to limitations.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2011 and 2010 is as follows (in thousands).

	December 31,
	2011	2010
Balance at January 1	$386	$329
Additions for tax positions of prior years	(43)	57
Balance at December 31	$343	$386

The total amount of unrecognized tax benefits at December 31, 2011 and 2010 would impact the Company’s effective tax rate, if recognized. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company recognized approximately $26,000 and $46,000 of interest expense related to unrecognized tax benefits during the years ended December 31, 2011 and 2010, respectively. Interest related to unrecognized tax benefits accrued in the Company’s balance sheet at December 31, 2011 and 2010 amounted to approximately $216,000 and $190,000, respectively.

The Company’s federal and certain other income tax returns remain open to examination by the tax authorities for the tax years 2008 through 2010 and certain other returns remain open to examination by the tax authorities for the years 2007 through 2010.

Note N - Employee Retirement Benefits

The Company has implemented a salary reduction employee benefit plan, under Section 401 (k) of the Internal Revenue Code.  Employees may contribute up to the maximum amount allowable by law and the Company will provide a matching contribution of 50% of employee contributions, limited to 2% of employee compensation.  The plan covers all employees who have attained age 18, and most of the eligible employees have elected to participate.

Each employee’s pre-tax contributions are immediately vested upon participation in the plan. The employees’ vesting of the Company’s matching contribution is based upon length of service as follows:

Years of service	Vested
1	25%
2	50%
3	75%
4	100%

Employees who terminate prior to 100% vesting forfeit their non-vested portion of the Company’s matching contribution, and those funds are used to reduce future matching contributions.  Employees in active service on the effective date of the plan were granted retroactive service credit for the purpose of determining their vested percentage.  Company matching contributions amounted to $79,000 in 2011 and $73,000 in 2010.

Note O – Per Share Data

The following is the reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share:

	Year Ended December 31,
	2011	2010
Numerator:
Net Income	$4,961	$9,145
Add back of interest on convertible subordinated debt, net of taxes	431	0
Add back amortization of discount on convertible subordinated debt, net of taxes	203	0
Less change in value of convertible note derivative, net of taxes	(552)	0
Numerator for diluted earnings per share	$5,043	$9,145
Denominator:
Weighted average shares outstanding – basic	9,255	9,260
Dilutive effect of stock options	240	175
Dilutive effect of convertible subordinated debt	1,492
Weighted average shares outstanding – diluted	10,987	9,435
Basic Earnings per Share	$0.54	$0.99
Diluted Earnings per Share	$0.46	$0.97

Note P – Business Segment and Geographic Area Information

The Company’s only business segment is the sale and distribution of non-ferrous and ferrous metals. Sales are attributed to countries based on location of customer. Sales to domestic and foreign customers were as follows (in thousands):

	Year Ended December 31,
	2011	2010
United States	$357,474	$276,802
Canada	57,619	53,251
Europe	28,015	28,907
Brazil	29,210	61,300
Australia & New Zealand	42,315	44,753
	$514,633	$465,013

Note Q - Commitments and Contingencies

[1]	Lease:

The Company leases office facilities under a lease expiring in 2015.  The minimum non-cancelable scheduled rentals under such lease are as follows (in thousands):

Year Ending December 31,
2012	284
2013	284
2014	284
2015	74
$926

Rent expense for corporate headquarters for the years ended December 31, 2011 and 2010 was $303,000 and $299,000 respectively.

[2]	Letters of credit:

Outstanding letters of credit at December 31, 2011 amounted to approximately $34 million all of which expire prior to March 31, 2012.

[3]	Litigation:

The Company was previously engaged in a dispute involving a former shareholder and the Company’s stock transfer agent.  All parties have since reached an agreement to resolve the matter and the action was dismissed with prejudice on January 13, 2012. On February 10, 2012, a settlement agreement was finalized pursuant to which the Company agreed to make a contribution to the resolution of $250,000.  This amount was accrued as of December 31, 2011.

Note R – Prior Period Corrections

The Company identified the following errors in the presentation of changes in certain elements in operating activities in the consolidated statement of cash flows for the year ended December 31, 2010 (in thousands):

	(Decrease)
	As
	Previously	As
	reported	corrected
Trade accounts payable	$(1,542)	$(21,314)
Accrued expenses and derivative liabilities	(21,873)	(2,101)
	$(23,415)	$(23,415)

Such errors, which had no effect on net cash used in operating activities for the year ended December 31, 2010, have been corrected in the accompanying consolidated statement of cash flows.

3,100,384 Shares of Common Stock Underlying 10% Convertible Senior Subordinated Notes Due June 1, 2016

Empire Resources, Inc.

Until August 1, 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.